AIFUL CORPORATION

AIFUL CORPORATION
Tokyo Office
Toho-Hibiya Bldg. (Hibiya Chanter),
1-2-2, Yurakucho, Chiyoda-ku, Tokyo
100-0006 Japan
TEL: 03-4503-6100/FAX: 03-4503-6109
: ir@aiful.co.jp URL: http://www.aiful.co.jp

[redacted]

08000281

January 7, 2008

File No. 82-4802
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

SUPPL

Re: AIFUL CORPORATION – Rule12g3-2(b)

Dear Sir / Madam;

In order for us to comply with the requirements of Rule 12g3-2(b), we, AIFUL CORPORATION (the "Company"), enclose herewith Exhibits 1 through 13, listed in the attached sheet, which are English version, English translations, adequate summaries and/or brief description in English of the documents which were published by the Company in the period from July 1, 2007 to September 30, 2007 and which are all the documents of the Company required to be furnished to SEC in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

AIFUL CORPORATION

By 深田裕司

Name: Yuji Fukada

Title: Chief of Investor Relations,
Investor Relations Office

Attachments

List of material information made public in Japan from July 1, 2007 to September 30, 2007

	Descriptions	Information (*) Provided to
Exhibit 1.	Amendment to Annual Securities Report dated July 20, 2007 (brief description in English)	DKALFB TSE/OSE
Exhibit 2.	Extraordinary Report dated July 20, 2007 (brief description in English)	DKALFB TSE/OSE
Exhibit 3.	First Quarter Business Results (Consolidated and Non-Consolidated) for the fiscal year ending March 2008 dated July 24, 2007 (English translation)	TSE/OSE
Exhibit 4.	Data book (First Quarter report for the fiscal year ending March, 2008) dated July 24, 2007 (English translation contained)	Public
Exhibit 5.	Annual Report 2007 (English version)	Shareholders
Exhibit 6.	Press Release dated July 20, 2007 with a title "AIFUL Announces a Change in Principal Shareholder" (English translation)	Public
Exhibit 7.	Press Release dated July 20, 2007 with a title "Amendments to Year-End Financial Statements (Consolidated) for the Fiscal Year Ended March 31, 2007" (English translation)	Public
Exhibit 8.	Press Release dated August 6, 2007 with a title " AIFUL Announces a Change to the Basic Plan for Reorganization" (English translation)	Public

Exhibit 9.	Press Release dated August 30, 2007 with a title "Acquisition of Shares in Secure Rent Guarantor Service Corporation" (English translation)	Public
Exhibit 10.	Press Release dated September 18, 2007 with a title "AIFUL Announces Organizational and Personnel Changes" (English translation)	Public
Exhibit 11.	Press Release dated September 18, 2007 with a title "AIFUL Issues New Update on Strengthening of Compliance Structure" (English translation)	Public
Exhibit 12.	Corporate Governance Report dated September 14, 2007 (brief description in English)	TSE
Exhibit 13.	Written Confirmation Regarding the Appropriateness and Accuracy of the Annual Securities Report, dated July 20, 2007 (English translation)	TSE/OSE

(*)"DKALFB" means Director-General of Kanto Local Finance Bureau.
"TSE" means Tokyo Stock Exchange.
"OSE" means Osaka Securities Exchange.

EXHIBIT 1

(Brief Description in English)

July 20, 2007

Amendment to Annual Securities Report

An amendment to Annual Securities Report dated June 28, 2007 (the "ASR") was filed with the Director-General of the Kanto Local Finance Bureau on July 20, 2007. This Amendment (the "Amendment") is intended to correct bad-debt situations stated in the notes with respect to the consolidated balance sheet in the ASR.

An amendment to annual securities report is required to be filed with the authority under the Securities and Exchange Law when any change, correction, amendment, or addition to the relevant annual securities report has been made.

The information contained in the Amendment which is material to an investment decision is substantially contained in the Annual Report 2007 (Exhibit 5) and the press release dated July 20, 2007 with a title "Amendments to Year-End Financial Statements (Consolidated) for the Fiscal Year Ended March 31, 2007" (English translation) (Exhibit 7).

EXHIBIT2

(Brief Description in English)

July 20, 2007

Extraordinary Report

Extraordinary Report dated July 20, 2007 (the "Extraordinary Report") in connection with a change in principal shareholder of AIFUL Corporation (the "Company")

The Extraordinary Report is required under the Securities and Exchange Law to be, and was, submitted to the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan in connection with a change in principal shareholder.

The information contained in the Extraordinary Report which is material to an investment decision is substantially contained in the press release dated July 20, 2007 with a title "AIFUL Announces Change in Principal Shareholder" (English translation) (Exhibit 6).

EXHIBIT3

July 24, 2007

First Quarter Business Results

For the fiscal year ending March 2008

AIFUL Corporation — Stock Listings: 1st Section of Tokyo and Osaka Stock Exchanges
Stock Code: 8515 — URL http://www.aiful.co.jp
Representative: Yoshitaka Fukuda, President and Chief Executive Officer
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
TEL (03) 4503 - 6050

I. Consolidated Business Results for the First Quarter, FY2007 (April 1, 2007 – June 30, 2007)

1. Consolidated Operating Results

Note: Amounts in financial statements and the supplementary data are rounded down.

(In millions of yen, except where noted; percentage figures show year-on-year change.)

	Operating Revenue		Operating Income (Loss)		Ordinary Income (Loss)		Net Income (Loss)	
1st quarter, FY2007	109,908	(19.0)%	11,746	(54.3)%	11,974	(53.8)%	7,244	(50.4)%
1st quarter, FY2006	135,697	0.8%	25,687	(27.4)%	25,938	(28.0)%	14,612	(27.7)%
FY2006	499,031	(9.2)%	(163,801)	–	(163,092)	–	(411,250)	–

	Net Income (Loss) per Share (Yen)	Diluted Net Income per Share (Yen)
1st quarter, FY2007	51.16	–
1st quarter, FY2006	103.18	103.18
FY2006	(2,903.85)	–

2. Consolidated Financial Position

(In millions of yen, except where noted)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio (%)	Net Assets per Share (Yen)
1st quarter, FY2007	2,080,246	260,485	12.3	1,801.34
1st quarter, FY2006	2,699,448	691,857	25.4	4,834.06
FY2006	2,214,559	257,144	11.4	1,777.44

Reference: Shareholders' equity for: 1st quarter, FY2007: 255,032 million yen
1st quarter, FY2006: 684,611 million yen
FY2006: 251,724 million yen

3. Consolidated Cash Flows

(In millions of yen)

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents at the End of the Period
1st quarter, FY2007	80,920	26,863	(106,321)	128,583
1st quarter, FY2006	49,805	46,840	(76,430)	154,582
FY2006	250,558	13,498	(271,390)	127,089

II. Dividend Information

	Dividend per share (Yen)
(Record date)	End of first quarter
1st quarter, FY2007	–
1st quarter, FY2006	–

III. Consolidated Results Forecasts for FY2007 (April 1, 2007 – March 31, 2008):

Consolidated results in the first quarter of the fiscal year under review represent steady progress in line with the full-year forecasts previously announced on May 9, 2007 and there is no change to the full-year consolidated forecasts.

* The above-mentioned forecasts are based on information available as of the day of the announcement and contain uncertain factors. Actual results may vary materially due to various unknown future factors.

IV. Other

1. Transfers of leading subsidiaries during the fiscal period (transfers of specified subsidiaries accompanied by changes in the scope of consolidation):	None
2. Use of simplified accounting procedures:	None
3. Changes in accounting principles in the most recent fiscal year:	None

(Reference) Highlights of Non-Consolidated Business Results

A. Non-Consolidated Business Results for the First Quarter, FY2007 (April 1, 2007 – June 30, 2007)

1. Non-Consolidated Operating Results

(In millions of yen, except where noted; percentage figures show year-on-year growth.)

	Operating Revenue		Operating Income (Loss)		Ordinary Income (Loss)		Net Income (Loss)	
1st quarter, FY2007	64,586	(21.9)%	4,559	(77.0)%	5,958	(72.2)%	2,355	(81.4)%
1st quarter, FY2006	82,745	(3.5)%	19,852	(27.3)%	21,410	(26.7)%	12,689	(26.0)%
FY2006	300,755	(12.4)%	(106,937)	–	(101,225)	–	(359,399)	–

	Net Income (Loss) per Share (Yen)
1st quarter, FY2007	16.64
1st quarter, FY2006	89.60
FY2006	(2,537.73)

2. Non-Consolidated Financial Position

(In millions of yen, except where noted)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio (%)	Net Assets per Share (Yen)
1st quarter, FY2007	1,540,260	253,400	16.5	1,789.81
1st quarter, FY2006	2,087,860	633,768	30.4	4,475.05
FY2006	1,660,826	255,005	15.4	1,800.60

B. Non-Consolidated Results Forecasts for FY2007 (April 1, 2007 – March 31, 2008):

Non-consolidated results in the first quarter of the fiscal year under review represent steady progress in line with the full-year forecasts previously announced on May 9, 2007 and there is no change to the full-year non-consolidated forecasts.

* The above-mentioned forecasts are based on information available as of the day of the announcement and contain uncertain factors. Actual results may vary materially due to various unknown future factors.

Qualitative Information, Financial Statements and Other Information

I. Qualitative Information Regarding Consolidated Operating Results

In the first quarter of fiscal 2007, ended June 30, 2007 ("the quarter" below), the AIFUL Group's loan business was affected by a reduction in the number of branches in connection with the group reorganization launched as part of the cost structure reforms announced on January 20, 2007. In addition, the tightening of credit in response to Japan's new Money Lending Business Control Law caused a decline in the approval rate of new loans. As a result of these and other factors, the balance of loans outstanding declined 4.7% compared to the same period last year to 1,891,276 million yen on a consolidated basis.

The credit card business expanded, as a range of co-branded cards were issued with partners such as large medical institutions, retailers, and temporary staffing firms. The number of credit card holders increased by 240,000 year-on-year to 14,310,000 at the end of the quarter. Total card purchases for the quarter increased 16.7% year-on-year to 150,986 million yen. In the per-item credit business, improper marketing by some companies in the field has become a social problem. In view of this, measures including tightening of screening standards for affiliated outlets were taken, which resulted in a drop of 79.5% in transaction volume, to 3,442 million yen. As a result, the installment receivables balance at the end of the quarter was down 3.2% to 222,449 million yen. Customers' liabilities for acceptances and guarantees declined 2.3% to 138,734 million yen. (These amounts included 146,991 million yen in off-balance sheet loans due to securitization comprised of 92,985 million yen in loans outstanding and 54,006 million yen in installment receivables.)

As a result of the foregoing, the AIFUL Group's operating revenue for the quarter fell 19.0% year-on-year to 109,908 million yen. Operating income fell 54.3% to 11,746 million yen, and ordinary income dropped 53.8% to 11,974 million yen. Net income was down 50.4% to 7,244 million yen.

AIFUL's non-consolidated operating revenue fell 21.9% to 64,586 million yen, operating income sank 77.0% to 4,559 million yen, ordinary income was down 72.2% to 5,958 million yen, and net income dropped 81.4% to 2,355 million yen, all in comparison to the same quarter of the previous fiscal year.

At present, the business environment surrounding the AIFUL Group is becoming more difficult as the industry restructuring prompted by the revision to the Money Lending Business Control Law gains momentum.

In response to this environment, the AIFUL Group is working to further strengthen its risk-management system. To anticipate and prevent risks, minimize losses in time of crisis, and maintain and improve sound management practices, the Company has established the Risk Management Committee, instituted a new in-house licensing system, and instituted other ongoing measures to further strengthen the emphasis on compliance.

AIFUL is confident that the establishment of a corporate structure that can respond effectively to the new Money Lending Business Control Law will increase its corporate value. Therefore, it has decided that beginning August 1, 2007 the maximum lending interest rate on all new contracts for all products, including unsecured loans home equity loans, and small business loans, will be set at 20%.

In addition, AIFUL is revamping its management philosophy and corporate philosophy in support of its effort to become a firm worthy of the public trust, and is redoubling its efforts to earn the trust of all its stakeholders as a corporate group, and to meet their expectations.

II. Qualitative Information Regarding Consolidated Financial Position

1. Changes in Financial Position

At the end of the quarter, total assets were 2,080,246 million yen, down 134,312 million yen from the end of the previous fiscal year. The primary reasons for this were a decline in loans outstanding of 114,397 million yen, and a drop in short-term receivables (*gensaki* repurchase agreements on financial instruments) of 29,992 million yen.

Liabilities declined by 137,653 million yen to 1,819,760 million yen from the end of the previous fiscal year, as a result of the redemption of 30,000 million yen in corporate bonds and a 71,931 million yen decline in debts.

After net income of 7,244 million yen and 4,248 million yen in dividends paid, etc., consolidated net assets at the end of the quarter increased by 3,340 million yen to 260,485 million yen.

2. Cash Flows

Cash flow from operating activities rose to 80,920 million yen as a result of a decline in loans outstanding and other operating receivables, in comparison to 49,805 million yen in the same quarter of the previous fiscal year. Cash flow from investing activities was 26,863 million yen, compared to 46,840 million yen in the same quarter of the previous fiscal year, as a result of the contraction of short-term receivables. Finally, cash flow from financing activities came to minus 106,321 million yen, in comparison to 76,430 million yen in the same quarter of the previous fiscal year, as a result of the redemption of corporate bonds and the repayment of debts.

As a result of the above, cash and cash equivalents at the end of the quarter were up by 1,494 million yen in comparison to the end of the previous fiscal year, to 128,583 million yen.

III. Other

1. Transfers of leading subsidiaries during the fiscal period (transfers of specified subsidiaries accompanied by changes in the scope of consolidation):	None
2. Use of simplified accounting procedures:	None
3. Changes in accounting principles in the most recent fiscal year:	None

IV. Summary of Consolidated Financial Statements for the First Quarter, FY2007

1. Summary of Consolidated Balance Sheets for the First Quarter, FY2007

(In millions of yen, %)

Category		End of first quarter, FY2006 (As of June 30, 2006)	End of current quarter (As of June 30, 2007)	Change		Reference: End of FY2006 (As of Mar. 31, 2007)
		Amount	Amount	Amount	%	Amount
	(Assets)					
I.	**Current assets**					
	Cash and cash equivalents	154,659	128,661	(25,998)	(16.8)	127,166
	Loans	2,087,687	1,798,291	(289,395)	(13.9)	1,912,689
	Installment receivables	206,990	168,442	(38,548)	(18.6)	174,923
	Customers' liabilities for acceptances and guarantees	151,736	138,734	(13,001)	(8.6)	141,929
	Deferred tax assets	30,769	12,842	(17,927)	(58.3)	13,770
	Other	74,469	75,975	1,505	2.0	104,802
	Allowance for bad debts	(150,205)	(360,939)	(210,734)	140.3	(379,848)
	Total current assets	2,556,107	1,962,007	(594,099)	(23.2)	2,095,434
II.	**Fixed assets**					
	Tangible fixed assets	52,709	41,777	(10,932)	(20.7)	42,405
	Intangible fixed assets	30,330	25,361	(4,968)	(16.4)	24,868
	Good will	8,838	2,930	(5,908)	(66.8)	3,144
	Other	21,491	22,431	940	4.4	21,723
	Investment and other fixed assets	59,681	50,551	(9,129)	(15.3)	51,219
	Claims in bankruptcy	33,052	40,576	7,523	22.8	38,988
	Other	51,129	37,922	(13,207)	(25.8)	39,956
	Allowance for bad debts	(24,501)	(27,947)	(3,446)	14.1	(27,725)
	Total fixed assets	142,720	117,690	(25,030)	(17.5)	118,493
III.	**Deferred assets**	621	548	(72)	(11.6)	631
	Total assets	2,699,448	2,080,246	(619,202)	(22.9)	2,214,559
	(Liabilities)					
I.	**Current liabilities**					
	Acceptances and guarantees	151,736	138,734	(13,001)	(8.6)	141,929
	Short-term debts	101,730	97,750	(3,980)	(3.9)	91,370
	Current portion of bonds	64,500	57,000	(7,500)	(11.6)	72,000
	Current portion of long-term debts	400,176	317,491	(82,685)	(20.7)	332,241
	Reserve for losses on interest repayments	21,817	–	(21,817)	(100.0)	–
	Other	131,708	87,526	(44,181)	(33.5)	105,848
	Total current liabilities	871,668	698,503	(173,165)	(19.9)	743,389
II.	**Long-term liabilities**					
	Bonds	398,500	409,100	10,600	2.7	424,100
	Long term debts	725,659	546,989	(178,669)	(24.6)	610,551
	Reserve for losses on interest repayments	–	154,780	154,780	–	167,153
	Other	11,763	10,387	(1,375)	(11.7)	12,220
	Total long-term liabilities	1,135,922	1,121,257	(14,664)	(1.3)	1,214,025
	Total liabilities	2,007,591	1,819,760	(187,830)	(9.4)	1,957,414
	(Net Assets)					
I	**Shareholders' equity**					
	Common stock	83,317	83,317	–	–	83,317
	Capital surplus	104,125	104,125	–	–	104,125
	Retained earnings	496,578	69,461	(427,117)	(86.0)	66,465
	Treasury stock	(2,966)	(3,110)	(143)	4.8	(2,968)
	Total shareholders' equity	681,055	253,794	(427,261)	(62.7)	250,940
II.	**Valuation and translation adjustments**					
	Differences in valuation of other marketable securities	8,843	5,754	(3,088)	(34.9)	6,536
	Loss on deferred hedge	(5,286)	(4,516)	770	(14.6)	(5,752)
	Total valuation and translation adjustments	3,556	1,238	(2,318)	(65.2)	784
III.	**Minority interests**	7,246	5,453	(1,793)	(24.7)	5,419
	Total net assets	691,857	260,485	(431,372)	(62.4)	257,144
	Total net assets and liabilities	2,699,448	2,080,246	(619,202)	(22.9)	2,214,559

2. Summary of Consolidated Statements of Income for the First Quarter, FY2007

(In millions of yen, %)

Category	First quarter, FY2006 (Apr. 1 to June 30, 2006)	Current quarter (Apr. 1 to June 30, 2007)	Change		Reference: FY2006 (Apr. 1, 2006 to Mar. 31, 2007)
	Amount	Amount	Amount	%	Amount
I. Operating revenue					
Interest on loans to customers	121,407	97,508	(23,899)	(19.7)	448,662
Credit card revenue	3,256	3,540	284	8.7	12,754
Per-item credit revenue	3,963	2,083	(1,879)	(47.4)	12,998
Credit guarantee revenue	2,347	2,202	(144)	(6.2)	9,186
Other	4,723	4,572	(150)	(3.2)	15,429
Total operating revenue	135,697	109,908	(25,789)	(19.0)	499,031
II. Operating expenses					
Financial expenses	9,203	8,573	(629)	(6.8)	36,615
Cost of sales	72	891	818	—	2,829
Operating expenses - other	100,734	88,695	(12,038)	(12.0)	623,387
Total operating expenses	110,010	98,161	(11,849)	(10.8)	662,832
Operating income (loss)	25,687	11,746	(13,940)	(54.3)	(163,801)
III. Non-operating income	309	249	(59)	(19.3)	1,064
IV. Non-operating expenses	58	22	(35)	(61.1)	354
Ordinary income (loss)	25,938	11,974	(13,964)	(53.8)	(163,092)
V. Extraordinary income	376	107	(268)	(71.3)	3,744
VI. Extraordinary losses					
Transfer to allowance for bad debts	–	–	–	–	107,012
Transfer to reserve for losses on interest repayments	–	–	–	–	69,312
Other	317	292	(24)	(7.8)	36,589
Total extraordinary losses	317	292	(24)	(7.8)	212,914
Net income (loss) for the quarter before taxes	25,997	11,789	(14,207)	(54.7)	(372,262)
Tax expenses	11,109	4,511	(6,598)	(59.4)	40,529
Gain (loss) on minority interests	274	34	(240)	(87.6)	(1,540)
Net income (loss) for the quarter	14,612	7,244	(7,368)	(50.4)	(411,250)

3. Summary of Consolidated Statements of Change in Shareholders' Equity for the First Quarter, FY2007 (April 1 – June 30, 2007)

(In millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance at March 31, 2007	83,317	104,125	66,465	(2,968)	250,940
Change during current quarter					
Distribution of surplus			(4,248)		(4,248)
Net income for the quarter			7,244		7,244
Acquisition of treasury stock				(141)	(141)
Total change during current quarter	–	–	2,995	(141)	2,853
Balance at June 30, 2007	83,317	104,125	69,461	(3,110)	253,794

	Valuation and translation adjustments			Minority interests	Total net assets
	Differences in valuation of other marketable securities	Deferred hedge gains (losses)	Total valuation and translation adjustments		
Balance at March 31, 2007	6,536	(5,752)	784	5,419	257,144
Change during current quarter					
Distribution of surplus			–		(4,248)
Net income for the quarter			–		7,244
Acquisition of treasury stock			–		(141)
Net change for the quarter in items other than shareholders' equity	(781)	1,236	454	33	487
Total change during current quarter	(781)	1,236	454	33	3,340
Balance at June 30, 2007	5,754	(4,516)	1,238	5,453	260,485

4. Summary of Consolidated Statements of Cash Flows for the First Quarter, FY2007

(In millions of yen)

	First quarter, FY2006 (Apr. 1 to June 30, 2006)	Current quarter (Apr. 1 to June 30, 2007)	Reference: FY2006 (Apr. 1, 2006 to Mar. 31, 2007)
Category	Amount	Amount	Amount
I. Cash flow from operating activities			
Net income (loss) for the quarter before taxes	25,997	11,789	(372,262)
Depreciation expenses	3,235	2,761	13,122
Increase (decrease) in allowance for bad debts	2,991	(18,685)	235,857
Increase (decrease) in reserve for losses on interest repayments	743	(12,372)	146,078
Decrease (increase) in loans to customers	36,330	114,397	211,327
Decrease (increase) in installment receivables	2,590	6,480	34,661
Other	2,730	(12,238)	14,374
Subtotal	74,618	92,132	283,160
Payments for corporate and other taxes	(24,947)	(11,351)	(32,843)
Other	134	138	242
Cash flow from operating activities	49,805	80,920	250,558
II. Cash flow from investing activities			
Decrease (increase) in short-term receivables	49,936	29,992	20,028
Other	(3,096)	(3,129)	(6,529)
Cash flow from investing activities	46,840	26,863	13,498
III. Cash flow from financing activities			
Increase in short-term debts	262,590	114,560	746,500
Repayment of short-term debts	(274,060)	(108,180)	(768,330)
Increase in long-term debts	118,614	52,526	374,710
Repayments of long-term debts	(136,824)	(130,838)	(575,964)
Increase (decrease) in corporate bonds	—	—	67,194
Redemption of corporate bonds	(47,500)	(30,000)	(82,000)
Other	749	(4,390)	(33,500)
Cash flow from financing activities	(76,430)	(106,321)	(271,390)
IV. Effect of exchange rate changes on cash and cash equivalents	(9)	33	45
V. Increase (decrease) in cash and cash equivalents	20,205	1,494	(7,287)
VI. Balance of cash and cash equivalents at the beginning of period	134,376	127,089	134,376
VII. Balance of cash and cash equivalents at the end of period	154,582	128,583	127,089

V. Results of Operations (Consolidated) for the First Quarter, FY2007

1. Operating Revenue

(In millions of yen)

Item / Period	First quarter, FY2006 (Apr. 1 to June 30, 2006)		Current quarter (Apr. 1 to June 30, 2007)		Reference: FY2006 (Apr. 1, 2006 to Mar. 31, 2007)	
	Amount	%	Amount	%	Amount	%
Interest on loans to customers	121,407	89.5	97,508	88.7	448,662	89.9
Unsecured loans	100,046	73.7	82,341	74.9	374,839	75.1
Secured loans	13,083	9.7	8,884	8.1	43,575	8.7
Small business loans	8,278	6.1	6,281	5.7	30,247	6.1
Credit card revenue	3,256	2.4	3,540	3.2	12,754	2.6
Per-item credit revenue	3,963	2.9	2,083	1.9	12,998	2.6
Credit guarantee revenue	2,347	1.7	2,202	2.0	9,186	1.8
Other financial revenue	10	0.0	72	0.1	229	0.0
Other operating revenue	4,712	3.5	4,499	4.1	15,200	3.1
Collection of purchased claims	1,206	0.9	1,139	1.0	3,725	0.8
Revenue from operational investment securities	298	0.2	260	0.3	527	0.1
Other	3,207	2.4	3,100	2.8	10,947	2.2
Total	135,697	100.0	109,908	100.0	499,031	100.0

Note: "Other" included in other operating revenue includes bad debt write-off recovery and card membership fees.

2. Other Operating Indicators

Item / Period	End of first quarter, FY2006 (As of June 30, 2006)	End of current quarter (As of June 30, 2007)	Reference: End of FY2006 (As of Mar. 31, 2007)
Total amount of loans outstanding (millions of yen)	2,192,339	1,891,276	1,985,263
Unsecured loans	1,683,375	1,464,097	1,537,904
Secured loans	340,972	276,535	291,716
Small business loans	167,991	150,642	155,642
Number of customer accounts	3,842,489	3,412,359	3,547,633
Unsecured loans	3,642,866	3,238,449	3,366,873
Secured loans	100,421	83,421	87,384
Small business loans	99,202	90,489	93,376
Number of branches	2,717	1,265	2,307
Staffed branches	838	249	364
Unstaffed branches	1,879	1,016	1,943
Number of automatic loan-contracting machines	2,242	1,104	1,872
Number of loan application processing machines	311	41	304
Number of ATMs	162,904	168,444	167,238
Company-owned	2,368	1,256	1,998
Partner-owned	160,536	167,188	165,240
Number of employees	7,068	5,458	6,477

Notes: Total amount of loans outstanding and the number of customer accounts do not include loans and customer accounts related to claims in bankruptcy. Furthermore, off-balance sheet operating loans from the securitization of receivables (104,652 million yen at the end of the first quarter of the previous fiscal year, 92,985 million yen at the end of the current quarter, and 72,573 million yen at the end of the previous fiscal year) have been included.

2008年3月期(2007年6月)　第1四半期決算データブック

Data Book (First Quarter report for the fiscal year ending March, 2008)

―注：業績予想に関する注意事項―

このデータブックの数値のうち、過去の事実以外のアイフル株式会社及びそのグループ会社の計画・方針その他の記載にかかわるものは、将来の業績にかかる予想値であり、それらはいずれも、現時点においてアイフル株式会社及びそのグループ会社が把握している情報に基づく経営上の想定や見解を基礎に算出されたものです。従いまして、これらの予想値は、リスクや不確定要因を内包するものであり、現実の業績は、諸々の要因により、これらの予想値と異なってくる可能性があります。ここでの潜在的なリスクや不確定要因として考えられるものとしては、例えば、アイフル株式会社及びそのグループ会社を取り巻く経済情勢や消費者金融を取り巻く市場規模の変化、債務不履行に陥る顧客の割合、アイフル株式会社及びそのグループ会社が支払う借入金利率のレベル、法定貸付上限金利のレベル等が考えられますが、これらに限りません。なお、この資料はいかなる証券の投資勧誘を目的として作成したものでもありません。

―Note：Forward Looking Statements―

The figures contained in this DATA BOOK with respect to AIFUL's plans and strategies and other statements that are not historical facts are forward-looking statements about the future Performance of AIFUL which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in AIFUL's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates charged by AIFUL. This DATA BOOK does not constitute any offer of any securities for sale.

アイフル株式会社

AIFUL CORPORATION

EXHIBIT 4

1. 主要利益数値 *(Review of Profit / Group & AIFUL)*

(1)連結(*Consolidated*)

項 目			年/決算月 (Fiscal Year)	06/6	増減率(yoy%)	07/3	増減率(yoy%)	07/6	増減率(yoy%)	2008/3 (E)	増減率(yoy%)
営業収益	(百万円)	*Operating Revenue*	*(¥ Million)*	135,697	0.8	499,031	-9.2	109,908	-19.0	409,858	-17.9
営業費用	(百万円)	*Operating Expenses*	*(¥ Million)*	110,010	10.8	662,832	56.2	98,161	-10.8	379,861	-42.7
営業利益	(百万円)	*Operating Income*	*(¥ Million)*	25,687	-27.4	-163,801	-	11,746	-54.3	29,997	-
経常利益	(百万円)	*Ordinary Income*	*(¥ Million)*	25,938	-28.0	-163,092	-	11,974	-53.8	30,000	-
当期純利益	(百万円)	*Net Income*	*(¥ Million)*	14,612	-27.7	-411,250	-	7,244	-50.4	32,049	-
総資産	(百万円)	*Total Assets*	*(¥ Million)*	2,699,448	3.1	2,214,559	-20.7	2,080,246	-22.9	1,904,053	-14.0
純資産	(百万円)	*Net Assets*	*(¥ Million)*	691,857	9.1	257,144	-62.3	260,485	-62.3	281,017	9.3
一株当たり当期純利益 ※	(円)	*EPS ※*	*(¥)*	103.18	-27.7	-2,903.85	-	51.16	-50.4	226.30	-
一株当たり純資産 ※	(円)	*BPS ※*	*(¥)*	4,834.06	7.9	1,777.44	-63.1	1,801.34	-62.7	1,943.74	9.4
配当性向	(%)	*Payout Ratio*	*(%)*	-	-	-	-	-	-	17.7	-
自己資本比率	(%)	*Equity Ratio*	*(%)*	25.4	*1.2*	11.4	*-13.0*	12.3	*-13.1*	14.5	*3.1*
純資産当期純利益率	(%)	*ROE*	*(%)*	8.6	*-4.4*	-88.1	*-98.3*	11.5	*2.9*	12.2	*100.3*
総資産当期純利益率	(%)	*ROA*	*(%)*	2.1	*-1.0*	-16.4	*-18.9*	1.4	*-0.8*	1.6	*18.0*

注) 斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

(2)単体(*AIFUL*)

項 目			年/決算月 (Fiscal Year)	06/6	増減率(yoy%)	07/3	増減率(yoy%)	07/6	増減率(yoy%)	2008/3 (E)	増減率(yoy%)
営業収益	(百万円)	*Operating Revenue*	*(¥ Million)*	82,745	-3.5	300,755	-12.4	64,586	-21.9	241,860	-19.6
営業費用	(百万円)	*Operating Expenses*	*(¥ Million)*	62,892	7.6	407,693	59.3	60,027	-4.6	227,478	-44.2
営業利益	(百万円)	*Operating Income*	*(¥ Million)*	19,852	-27.3	-106,937	-	4,559	-77.0	14,381	-
経常利益	(百万円)	*Ordinary Income*	*(¥ Million)*	21,410	-26.7	-101,225	-	5,958	-72.2	20,000	-
当期純利益	(百万円)	*Net Income*	*(¥ Million)*	12,689	-26.0	-359,399	-	2,355	-81.4	38,136	-
総資産	(百万円)	*Total Assets*	*(¥ Million)*	2,087,860	3.1	1,660,826	-24.7	1,540,260	-26.2	1,426,527	-14.1
純資産	(百万円)	*Net Assets*	*(¥ Million)*	633,768	6.0	255,005	-59.7	253,400	-60.0	284,643	11.6
期末発行済株式総数 ※	(千株)	*N. of Shares issued ※*	*(Thousand)*	142,035	0.0	142,035	0.0	142,035	0.0	142,035	0.0
一株当たり当期純利益 ※	(円)	*EPS ※*	*(¥)*	89.60	-26.0	-2,537.73	-	16.64	-81.4	269.28	-
一株当たり純資産 ※	(円)	*BPS ※*	*(¥)*	4,475.05	5.9	1,800.60	-59.7	1,789.81	-60.0	2,009.88	11.6
一株当たり配当金	(円)	*Cash Dividends per Share*	*(¥)*	-	-	60.00	0.0	-	-	40.00	-33.3
配当性向	(%)	*Payout Ratio*	*(%)*	-	-	-	-	-	-	14.9	-
自己資本比率	(%)	*Equity Ratio*	*(%)*	30.4	*0.9*	15.4	*-13.3*	16.5	*-13.9*	19.9	*4.5*
純資産当期純利益率	(%)	*ROE*	*(%)*	8.0	*-3.6*	-81.0	*-89.2*	3.7	*-4.3*	14.1	*95.1*
総資産当期純利益率	(%)	*ROA*	*(%)*	2.4	*-1.0*	-18.6	*-21.0*	0.6	*-1.8*	2.5	*21.1*

注) 斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

2. グループ合計営業実績 *(Review of Operation / Group Total)*

営業債権ベース*(Managed Asset Basis)*

(1)営業実績 *(Operating Results)*

年/決算月 *(Fiscal Year)*				06/6	増減率(yoy%)	07/3	増減率(yoy%)	07/6	増減率(yoy%)	2008/3 *(E)*	増減率(yoy%)
営業債権合計	(百万円)	*Total Receivable Outstanding*	*(¥Million)*	2,640,239	2.8	2,369,585	-11.6	2,265,132	-14.2	2,016,563	-14.9
営業貸付金残高		*Loans Outstanding*		2,192,339	3.2	1,985,263	-11.1	1,891,276	-13.7	1,679,019	-15.4
無担保ローン		*Unsecured*		1,683,375	2.6	1,537,904	-10.0	1,464,097	-13.0	1,283,050	-16.6
有担保ローン		*Home Equity*		340,972	-3.1	291,716	-18.3	276,535	-18.9	246,979	-15.3
事業者ローン		*Small Business*		167,991	28.2	155,642	-6.4	150,642	-10.3	148,989	-4.3
総合斡旋		*Credit Card Shopping*		113,752	21.8	117,222	15.9	125,136	10.0	123,743	5.6
個品斡旋		*Installment Sales Finance*		171,598	-13.8	112,517	-38.8	97,312	-43.3	55,872	-50.3
支払承諾見返		*Guarantee*		151,736	5.3	141,929	-7.7	138,734	-8.6	144,873	2.1
その他営業債権		*Other*		10,812	5.3	12,652	20.3	12,671	17.2	13,054	3.2
口座数(残高あり)	(千件)	*Customer Accounts*	*(Thousand)*	3,842	0.7	3,547	-9.0	3,412	-11.2	-	-
無担保ローン		*Unsecured*		3,642	0.3	3,366	-8.9	3,238	-11.1	-	-
有担保ローン		*Home Equity*		100	-0.3	87	-16.5	83	-16.9	-	-
事業者ローン		*Small Business*		99	19.9	93	-5.2	90	-8.8	-	-
一口座当たり残高	(千円)	*Per Account*		570	2.5	559	-2.3	554	-2.9	-	-
無担保ローン		*Unsecured*		462	2.3	456	-1.2	452	-2.2	-	-
有担保ローン		*Home Equity*		3,395	-2.8	3,338	-2.1	3,314	-2.4	-	-
事業者ローン		*Small Business*		1,693	6.9	1,666	-1.2	1,664	-1.7	-	-
クレジットカード会員数	(千件)	*Credit Card Holders*	*(Thousand)*	13,381	9.9	14,065	7.4	14,313	7.0	14,617	3.9
個品斡旋口座数	(千件)	*Shopping Installment Accounts*	*(Thousand)*	596	-27.3	458	-27.6	400	-32.8	-	-
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	81	-46.2	258	-56.7	45	-43.7	166	-35.7
無担保ローン		*Unsecured*		75	-44.6	242	-54.5	43	-42.9	152	-37.1
有担保ローン		*Home Equity*		0	-84.4	1	-93.1	0	-75.3	2	20.3
事業者ローン		*Small Business*		5	-44.3	13	-63.1	2	-50.1	11	-17.8
新規クレジットカード発券数	(千枚)	*New Issue of Credit Card*	*(Thousand)*	613	10.8	2,180	-5.7	504	-17.8	2,052	-5.9

(2)チャネル展開 *(Marketing Channel)*

年/決算月 *(Fiscal Year)*			06/6	増減数	07/3	増減数	07/6	増減数	2008/3 *(E)*	増減数
ローン事業店舗数	(店)	*Loan Business Branches*	2,717	*348*	2,307	*-415*	1,265	*-1,452*	1,215	*-1,092*
有人店舗		*Staffed Branches*	838	*-53*	364	*-509*	249	*-589*	223	*-141*
無人店舗		*Unstaffed Branches*	1,879	*445*	1,943	*94*	1,016	*-863*	992	*-951*
ローン申込機		*Simple Auto Application Machines*	311	*267*	304	*-6*	41	*-270*	40	*-264*
自動契約機設置台数	(台)	*Unmanned Loan-contracting machines*	2,242	*73*	1,872	*-377*	1,104	*-1,138*	-	-
正社員数(a)	(人)	*N. of Employees (regularly payroll) (a)*	7,068	*220*	6,477	*-198*	5,458	*-1,610*	5,272	*-1,205*
非正社員数(b)	(人)	*N. of Employees (temp.) (b)*	3,525	*302*	3,278	*-284*	2,537	*-988*	-	-
合計(a)+(b)	(人)	*Total (a)+(b)*	10,593	*522*	9,755	*-482*	7,995	*-2,598*	-	-
非正社員比率(b)/(a+b)	(%)	*Ratio of N. of Employees (b)/(a+b)*	33.3	*1.3*	33.6	*-1.2*	31.7	*-1.5*	-	-

注) 斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

3. グループ合計損益の内訳 *(Revenue and Expenses / Group Total)*

会計ベース*(On-Balance)*

(百万円/¥ *Million*)

年/決算月	*(Fiscal Year)*	06/6	増減率 (yoy%)	07/3	営業収益比 (%)	増減率 (yoy%)	07/6	営業収益比 (%)	増減率 (yoy%)	2008/3 *(E)*	営業収益比 (%)	増減率 (yoy%)
営業収益	*Operating Revenue*	135,697	0.8	499,031	100.0	-9.2	109,908	100.0	-19.0	409,858	100.0	-17.9
営業貸付金利息	*Interest Income*	121,407	0.6	448,662	89.9	-8.7	97,508	88.7	-19.7	362,238	88.4	-19.3
無担保ローン	*Unsecured*	100,046	0.2	374,839	75.1	-7.5	82,341	74.9	-17.7	305,176	74.5	-18.6
有担保ローン	*Home Equity*	13,083	-7.5	43,575	8.7	-22.4	8,884	8.1	-32.1	32,776	8.0	-24.8
事業者ローン	*Small Business*	8,278	23.4	30,247	6.1	1.1	6,281	5.7	-24.1	24,285	5.9	-19.7
総合斡旋収益	*Credit Card Shopping*	3,256	39.3	12,754	2.6	13.1	3,540	3.2	8.7	13,944	3.4	9.3
個品斡旋収益	*Installment Sales Finance*	3,963	-13.4	12,998	2.6	-26.5	2,083	1.9	-47.4	6,563	1.6	-49.5
信用保証収益	*Guarantees*	2,347	15.8	9,186	1.8	6.0	2,202	2.0	-6.2	9,214	2.2	0.3
その他の金融収益	*Other Financial Revenue*	10	25.0	229	0.0	554.3	72	0.1	620.0	243	0.1	6.1
その他の営業収益	*Other Operating Revenue*	4,712	-6.6	15,200	3.1	-26.0	4,499	4.1	-4.5	17,653	4.3	16.1
営業投資有価証券売上高	*Sales of Investment Securities*	298	223.9	527	0.1	20.9	260	0.3	-12.7	795	0.2	50.9
買取債権回収高	*Purchased Loans Receivable*	-	-	3,725	0.8	-	1,139	1.0	-	5,944	1.5	59.6
償却債権回収額	*Bad Debt Recovery*	1,285	-44.1	4,022	0.8	-52.9	1,245	1.1	-3.1	4,637	1.1	15.3
その他	*Other*	3,128	17.9	6,924	1.4	-40.0	1,854	1.7	-40.7	6,275	1.5	-9.4
営業費用	*Operating Expenses*	110,010	10.8	662,832	132.8	56.2	98,161	89.3	-10.8	379,861	92.7	-42.7
金融費用	*Financial Expenses*	9,203	-3.0	36,615	7.3	-3.0	8,573	7.8	-6.8	33,707	8.2	-7.9
借入金利息等	*Interest on Borrowings*	6,229	-2.4	24,980	5.0	-0.7	5,901	5.4	-5.3	23,127	5.6	-7.4
社債利息等	*Interest on SB etc.*	2,974	-4.0	11,634	2.3	-7.7	2,671	2.4	-10.2	10,580	2.6	-9.1
売上原価	*Cost of Sales*	72	84.6	2,829	0.6	1,535.3	891	0.8	-	4,322	1.1	52.8
営業投資有価証券売上原価	*Cost of Investment Securities*	72	84.6	163	0.0	9.4	34	0.0	-52.8	377	0.1	131.3
債権買取原価	*Cost of purchased loans and receivables*	-	-	2,666	0.5	-	856	0.8	-	3,945	1.0	48.0
その他の営業費用	*Other Operating Expenses(SG&A)*	100,734	12.2	623,387	124.9	61.3	88,695	80.7	-12.0	341,830	83.4	-45.2
貸倒関連費用	*Credit Cost*	46,220	16.3	340,363	68.2	104.8	50,337	45.8	8.9	147,413	36.0	-56.7
内貸倒損失	*Bad Debt Write offs*	40,804	11.9	205,980	41.3	37.5	66,768	60.7	63.6	222,163	54.2	7.9
利息返還関連費用	*Return of overpayment Cost*	6,582	-	113,074	22.7	436.6	4,555	4.1	-30.8	49,804	12.2	-56.0
内利息返還金	*Return of overpayment*	5,839	-	36,308	7.3	-	16,927	15.4	189.9	55,814	13.6	53.7
広告宣伝費	*Advertising Expenses*	5,582	-25.1	15,073	3.0	-46.2	2,168	2.0	-61.2	7,970	1.9	-47.1
人件費	*Salaries*	14,969	3.7	56,631	11.3	-2.8	11,768	10.7	-21.4	47,875	11.7	-15.5
のれん償却	*Amortization of Goodwill and Consolidation Differences*	433	0.0	1,734	0.3	-15.6	213	0.2	-50.8	855	0.2	-50.7
その他	*Other*	26,945	-2.7	96,509	19.3	-13.0	19,651	17.9	-27.1	87,909	21.4	-8.9
営業利益	*Operating Income*	25,687	-27.4	-163,801	-32.8	-	11,746	10.7	-54.3	29,997	7.3	-
営業外収益	*Non-operating Income*	309	-52.8	1,064	0.2	-47.0	249	0.2	-19.3	42	0.0	-96.1
営業外費用	*Non-operating Expenses*	58	152.2	354	0.1	122.6	22	0.0	-61.1	39	0.0	-89.0
経常利益	*Ordinary Income*	25,938	-28.0	-163,092	-32.7	-	11,974	10.9	-53.8	30,000	7.3	-
特別利益	*Extraordinary Income*	376	166.7	3,744	0.8	366.3	107	0.1	-71.3	1	0.0	-100.0
特別損失	*Extraordinary Losses*	317	-66.3	※212,914	42.7	1,320.0	292	0.3	-7.8	1,129	0.3	-99.5
税引前利益	*Income before Income Taxes*	25,997	-26.2	-372,262	-74.6	-	11,789	10.7	-54.7	28,872	7.0	-
法人税·住民税及び事業税	*Income Taxes*	9,310	-20.3	15,795	3.2	-65.3	3,726	3.4	-60.0	1,812	0.4	-88.5
法人税等調整額	*Effect of a Tax Consequences*	1,799	-41.4	24,733	5.0	-	784	0.7	-56.4	-5,311	-1.3	-
少数株主利益	*Minority Interest Loss*	274	1.9	-1,540	-0.3	-	34	0.0	-87.6	321	0.1	-
当期純利益	*Net Income*	14,612	-27.7	-411,250	-82.4	-	7,244	6.6	-50.4	32,049	7.8	-

※当社グループは、平成18年10月に日本公認会計士協会より公表された「消費者金融会社等の利息返還請求による損失に係る引当金の計上に関する監査上の取扱い」にしたがって、利息返還損失引当金の見積り方法を変更したことに伴い、貸倒引当金繰入額107,012百万円、利息返還損失引当金繰入額69,312百万円の合計176,324百万円を特別損失に計上しています。

AIFUL Group has revised the reserve for interest repayment losses to 69,312 million yen and the reserve for bad debts to 107,012 million yen to accompany the announcement of the Accounting Treatment for Calculation of Reserves Relating to Losses at Consumer Finance Companies, etc., Resulting from Interest Repayment Claims by the Japanese Institute of Certified Public Accountants(JICPA) on October, 2006.

4. グループ合計資金調達の状況 (Review of Funding / Group Total)

営業債権ベース(Managed Asset Basis)

(1)形態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月(Fiscal Year)		06/6	構成比(%)	07/3	構成比(%)	07/6	構成比(%)	2008/3(E)	構成比(%)
借入金	Borrowings	1,044,919	54.4	930,279	55.7	860,900	54.0	833,146	56.6
都市銀行等	City Banks	157,744	8.2	153,567	9.2	138,258	8.7	-	-
信託銀行	Trust Banks	383,333	20.0	330,245	19.8	310,538	19.5	-	-
地方銀行･第二地方銀行	Regional Banks	196,227	10.2	171,641	10.3	156,063	9.8	-	-
生命保険会社	Life Insurance	126,411	6.6	92,171	5.5	82,916	5.2	-	-
損害保険会社	Non-Life Insurance	30,988	1.6	26,044	1.6	23,613	1.5	-	-
外国銀行	Foreigner	10,000	0.5	15,000	0.9	15,000	0.9	-	-
シンジケートローン	Syndicated Loan	4,700	0.2	-	-	-	-	-	-
県信連等	Credit Association	74,735	3.9	69,584	4.2	66,510	4.2	-	-
その他	Other	60,779	3.2	72,026	4.3	69,001	4.3	-	-
CP･社債等	CP and Bonds	875,067	45.6	739,945	44.3	733,654	46.0	638,612	43.4
CP	CP	30,000	1.6	-	-	-	-	-	-
普通社債	SB	463,000	24.1	496,100	29.7	466,100	29.2	-	-
流動化	ABS,ABL	382,067	19.9	243,845	14.6	267,554	16.8	-	-
合 計	Total	1,919,987	100.0	1,670,225	100.0	1,594,554	100.0	1,471,758	100.0

(2)長期･短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月(Fiscal Year)		06/6	構成比(%)	07/3	構成比(%)	07/6	構成比(%)	2008/3(E)	構成比(%)
短期調達	Short-term Borrowings	131,730	6.9	91,370	5.5	97,750	6.1	108,310	7.4
短期借入	Borrowings	86,730	4.5	91,370	5.5	97,750	6.1	-	-
流動化	ABL	30,000	1.6	-	-	-	-	-	-
CP	CP	15,000	0.8	-	-	-	-	-	-
長期調達	Long-term Borrowings	1,788,257	93.1	1,578,855	94.5	1,496,804	93.9	1,363,448	92.6
固定金利借入	Fixed Rate	218,285	11.4	199,031	11.9	178,990	11.2	-	-
変動金利借入	Floating Rate	739,903	38.5	639,878	38.3	584,159	36.6	-	-
キャップ	With Cap	265,000	13.8	193,750	11.6	190,000	11.9	-	-
スワップ	With Swap	251,258	13.1	215,535	12.9	201,455	12.6	-	-
社債等(固定)	SB Other (Fixed Bond)	659,317	34.3	618,995	37.1	590,794	37.1	-	-
普通社債	SB	463,000	24.1	484,580	29.0	466,100	29.2	-	-
流動化	ABS,ABL	196,317	10.2	134,415	8.0	124,694	7.8	-	-
社債等(変動)	SB Other (Floating Bond)	170,750	8.9	120,950	7.2	142,860	9.0	-	-
普通社債	SB	-	-	11,520	0.7	-	-	-	-
スワップ	With Swap	-	-	-	-	-	-	-	-
流動化	ABS,ABL	170,750	8.9	109,430	6.6	142,860	9.0	-	-
キャップ	With Cap	50,750	2.6	109,430	6.6	142,860	9.0	-	-
固定金利借入比率	Ratio of Fixed Rate Borrowings to Total Borrowings	877,602	45.7	847,386	50.7	769,784	48.3	-	-
実質固定金利借入比率	Ratio of Borrowings at Fixed Ratio	1,444,610	75.2	1,366,102	81.8	1,304,099	81.8	-	-
合 計	Total	1,919,987	100.0	1,670,225	100.0	1,594,554	100.0	1,471,758	100.0

(3)調達金利 (Funding Rate)

(%)

年/決算月(Fiscal Year)		06/6	07/3	07/6	2008/3(E)
調達金利	Funding Rate	1.56	1.80	1.83	2.05
間接	Indirect	1.83	2.03	2.13	2.46
直接	Direct	1.23	1.51	1.48	1.58

※調達金利＝末約定ベース平均表面金利　※Funding Rate = Interest Rate／Average Borrowing

《参考》

(%)

長期プライムレート	Long term prime rate	2.45	2.20	2.45	3.05

5. アイフル営業実績 (Review of Operation / AIFUL)

(1)営業実績 (Operating Results)

年/決算月 (Fiscal Year)		06/6	増減率(yoy%)	07/3	増減率(yoy%)	07/6	増減率(yoy%)	2008/3 (E)	増減率(yoy%)
営業債権合計	Total Receivable Outstanding	1,536,208	0.5	1,361,303	-13.7	1,287,460	-16.2	1,137,675	-16.4
営業貸付金残高 (百万円)	Loans Outstanding (¥ Million)	1,471,657	-0.5	1,298,611	-14.2	1,225,899	-16.7	1,062,558	-18.2
無担保ローン	Unsecured	1,110,299	0.8	995,077	-12.2	940,403	-15.3	815,845	-18.0
有担保ローン	Home Equity	324,647	-5.3	274,787	-19.5	259,566	-20.0	224,643	-18.2
事業者ローン	Small Business	36,710	7.8	28,747	-25.3	25,929	-29.4	22,068	-23.2
支払承諾見返	Guarantee	61,948	30.2	58,914	-5.5	57,525	-7.1	70,333	19.4
個人保証	Personal Loans	41,345	12.8	38,179	-8.0	37,125	-10.2	45,793	19.9
事業者保証	Small business loans	20,602	88.5	20,734	-0.4	20,400	-1.0	24,539	18.4
その他	Other	2,603	-	3,777	70.4	4,035	55.0	4,783	26.6
口座数 (千件)	Customer Accounts (Thousand)	2,125	-3.5	1,894	-13.4	1,800	-15.3	1,571	-17.1
無担保ローン	Unsecured	2,001	-3.7	1,788	-13.1	1,700	-15.0	1,489	-16.7
有担保ローン	Home Equity	97	-1.9	84	-17.3	80	-17.7	65	-22.6
事業者ローン	Small Business	26	3.8	21	-22.6	19	-25.8	17	-19.0
一口座当たり残高 (千円)	Per Account (¥ Thousand)	692	3.1	685	-0.9	680	-1.7	676	-1.3
無担保ローン	Unsecured	554	4.6	556	1.0	553	-0.3	547	-1.6
有担保ローン	Home Equity	3,337	-3.5	3,269	-2.6	3,242	-2.8	3,450	5.5
事業者ローン	Small Business	1,381	3.9	1,336	-3.5	1,315	-4.8	1,273	-4.7
新規顧客件数 (千件)	New Accounts (Thousand)	44	-51.5	156	-57.8	33	-25.6	128	-17.5
無担保ローン	Unsecured	43	-47.9	155	-54.1	33	-24.2	128	-17.4
有担保ローン	Home Equity	0	-89.1	0	-96.7	0	-93.5	0	-34.4
事業者ローン	Small Business	0	-86.5	0	-95.7	0	-97.4	0	-23.9
実質平均利回り ※1 (%)	Average Yield ※1 (%)	21.6	-1.0	20.8	-1.5	19.8	-1.8	19.7	-1.1
無担保ローン	Unsecured	23.5	-1.1	22.9	-1.3	21.8	-1.7	21.8	-1.1
有担保ローン	Home Equity	15.1	-1.1	13.5	-2.5	12.6	-2.6	12.2	-1.3
事業者ローン	Small Business	24.3	-1.5	22.7	-2.5	20.3	-4.0	19.4	-3.3

※1:実質平均利回り=営業貸付金利息/((営業貸付金期初残高+営業貸付金期末残高)÷2)(%)
注) 斜体数値は増減数

※1:Average Yield=Interest Income/Average Loans Outstanding (%)
Notes:Italic Font = Increase or Decrease

(2)チャネル展開 (Marketing Channel)

年/決算月 (Fiscal Year)		06/6	増減数(yoy)	07/3	増減数(yoy)	07/6	増減数(yoy)	2008/3 (E)	増減数(yoy)
ローン事業店舗数 ※2 (店)	Loan Business Branches ※2	1,905(1,238)	299	1,805(931)	-107	1,025(578)	-880	1,019	-786
有人店舗	Staffed Branches	476(108)	-66	101(6)	-410	101(6)	-375	101	0
無人店舗	Unstaffed Branches	1,426(856)	365	1,704(925)	307	924(572)	-502	918	-786
ローン申込機	Simple Auto Application Machines	311(274)	267	304(269)	-6	41(37)	-270	40	-264
信販カード担当店等	Other	3	0	0	-4	0	-3	0	0
自動契約機設置台数 (台)	Unmanned Loan-contracting Machines	1,588	30	1,501	-94	984	-604	-	-
併設型	At Staffed Branches	473	-67	101	-407	101	-372	-	-
独立型	At Unstaffed Branches	1,115	97	1,400	313	883	-232	-	-
ATM・CDネットワーク (台)	AIFUL ATMs and Tie-up CDs	102,223	9,441	104,467	2,478	104,792	2,569	-	-
自社ATM	AIFUL ATMs	1,810	51	1,668	-135	1,062	-748	-	-
提携ATM−CD ※3	Tie-up ATM-CD ※3	85,008	8,873	87,390	2,554	88,309	3,301	-	-
提携コンビニ入金	Tie-up Convenience Store	15,405	517	15,409	59	15,421	16	-	-
保証提携先金融機関	Guarantee Tie-up Banks								
個人保証	Personal Loans	44	3	43	-1	43	-1	-	-
事業者保証	Small business loans	59	23	58	1	58	-1	-	-
正社員数(a) (人)	N. of Employees (regularly payroll) (a)	3,318	56	3,046	-20	2,759	-559	2,608	-438
非正社員数(b) (人)	N. of Employees (temp.) (b)	1,478	37	1,362	-139	950	-528	-	-
合計(a)+(b)	Total (a)+(b)	4,796	93	4,408	-159	3,709	-1,087	-	-
非正社員比率(b)/(a+b) (%)	Ratio of N. of Employees (b)/(a+b)	30.8	0.2	30.9	-2.0	25.6	-5.2	-	-

※2:()はロードサイド型
※3:提携ATM-CD台数には、セブン銀行(セブンイレブン)が含まれております。(06/6:11,568台、07/3:12,088台 07/6:12,145台)
注) 斜体数値は増減数

※2 The figures in brackets represent the number of roadside type branches.
※3 Included Seven Bank CDs (06/6:11,568, 07/3:12,088 07/6:12,145)
Notes:Italic Font = Increase or Decrease

6. アイフル損益の内訳 *(Revenue and Expenses / AIFUL)*

（百万円/¥ Million）

年/決算月	*(Fiscal Year)*	06/6	増減率 (yoy%)	07/3	営業収益比 (%)	増減率 (yoy%)	07/6	営業収益比 (%)	増減率 (yoy%)	2008/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	*Operating Revenue*	82,745	-3.5	300,755	100.0	-12.4	64,586	100.0	-21.9	241,860	100.0	-19.6
営業貸付金利息	*Interest Income*	80,531	-3.3	292,668	97.3	-12.3	62,414	96.6	-22.5	232,882	96.3	-20.4
無担保ローン	*Unsecured*	65,708	-2.3	243,614	81.0	-9.8	52,668	81.5	-19.8	197,568	81.7	-18.9
有担保ローン	*Home Equity*	12,543	-9.5	41,423	13.8	-24.1	8,360	12.9	-33.3	30,387	12.6	-26.6
事業者ローン	*Small Business*	2,279	5.6	7,630	2.5	-15.2	1,384	2.1	-39.2	4,926	2.0	-35.4
その他の金融収益	*Other Financial Revenue*	0	182.9	179	0.1	10,054.8	63	0.1	17798.1	116	0.0	-35.2
その他の営業収益	*Other Operating Revenue*	2,213	-9.9	7,907	2.6	-20.7	2,108	3.3	-4.7	8,860	3.7	12.1
信用保証収益	*Loan Guarantee Fee*	1,296	34.0	5,052	1.7	14.2	1,213	1.9	-6.4	5,253	2.2	4.0
償却債権回収額	*Bad Debt Recovery*	601	-51.5	1,840	0.6	-57.2	703	1.1	16.9	2,841	1.2	54.4
その他	*Other*	315	26.7	1,014	0.3	-17.1	192	0.3	-39.2	765	0.3	-24.6
営業費用	*Operating Expenses*	62,892	7.6	407,693	135.6	59.3	60,027	92.9	-4.6	227,478	94.1	-44.2
金融費用	*Financial Expenses*	7,363	-6.9	28,858	9.6	-7.6	6,577	10.2	-10.7	25,108	10.4	-13.0
借入金利息等	*Interest on Borrowings*	4,639	-9.3	18,257	6.1	-8.1	4,081	6.3	-12.0	15,365	6.4	-15.8
社債利息等	*Interest on SB etc.*	2,724	-2.6	10,600	3.5	-6.7	2,495	3.9	-8.4	9,743	4.0	-8.1
その他の営業費用	*Other Operating Expenses(SG&A)*	55,529	9.9	378,834	126.0	68.6	53,450	82.8	-3.7	202,369	83.7	-46.6
貸倒関連費用	*Credit Cost*	27,097	14.9	218,085	72.5	110.7	35,250	54.6	30.1	92,163	38.1	-57.7
内貸倒損失	*Bad Debt Write offs*	24,542	10.7	134,128	44.6	43.6	45,770	70.9	86.5	143,039	59.1	6.6
利息返還関連費用	*Return of overpayment Cost*	4,659	-	77,081	25.6	352.9	1,873	2.9	-59.8	43,854	18.1	-43.1
内利息返還金	*Return of overpayment*	4,594	-	28,215	9.4	-	12,261	19.0	166.9	43,854	18.1	55.4
広告宣伝費	*Advertising Expenses*	2,347	-46.0	5,733	1.9	-65.3	1,029	1.6	-56.2	4,761	2.0	-17.0
支払手数料	*Commission*	3,326	-0.3	11,449	3.8	-18.4	2,313	3.6	-30.5	9,608	4.0	-16.1
人件費	*Salaries*	7,414	1.0	28,649	9.5	-2.9	6,086	9.4	-17.9	24,496	10.1	-14.5
賃借料·地代家賃	*Rental Expenses · Land Rent*	2,980	-11.0	11,612	3.9	-8.0	2,320	3.6	-22.1	9,043	3.7	-22.1
消耗品費·修繕費	*Supplies · Repair and Maintenance*	1,646	8.9	5,043	1.7	-29.4	929	1.4	-43.6	4,580	1.9	-9.2
通信費	*Communications*	399	-34.2	1,583	0.5	-35.6	392	0.6	-1.9	1,908	0.8	20.5
保険料	*Insurance Premium*	1,193	16.1	2,771	0.9	-33.7	75	0.1	-93.7	251	0.1	-90.9
減価償却費	*Depreciation*	2,142	37.0	8,641	2.9	13.9	1,774	2.7	-17.2	7,182	3.0	-16.9
事業税	*Enterprice Tax (Pro forma standard taxation)*	201	-15.3	514	0.2	-42.8	67	0.1	-66.6	600	0.2	16.7
その他	*Other*	2,119	-41.5	7,667	2.5	-16.8	1,336	2.1	-36.9	3,919	1.6	-48.9
営業利益	*Operating Income*	19,852	-27.3	-106,937	-35.6	-	4,559	7.1	-77.0	14,381	5.9	-
営業外収益	*Non-operating Income*	1,581	-16.7	6,002	2.0	-16.1	1,411	2.2	-10.7	5,647	2.3	-5.9
営業外費用	*Non-operating Expenses*	23	68.2	289	0.1	308.3	12	0.0	-47.4	28	0.0	-90.3
経常利益	*Ordinary Income*	21,410	-26.7	-101,225	-33.7	-	5,958	9.2	-72.2	20,000	8.3	-
特別利益	*Extraordinary Income*	0	-	2,941	1.0	922.2	28	0.0	-	12,234	5.1	316.0
特別損失	*Extraordinary Losses*	156	82.1	※242,879	80.7	2,080.0	114	0.2	-26.8	997	0.4	-99.6
税引前利益	*Income before Income Taxes*	21,255	-27.0	-341,163	-113.4	-	5,872	9.1	-72.4	31,237	12.9	-
法人税·住民税及び事業税	*Income Taxes*	8,329	-27.8	7,563	2.5	-81.8	3,516	5.4	-57.8	100	0.0	-98.7
法人税等調整額	*Effect of a Tax Consequences*	236	-43.8	10,672	3.5	-	-	-	-	-6,998	-2.9	-
当期純利益	*Net Income*	12,689	-26.0	-359,399	-119.5	-	2,355	3.6	-81.4	38,136	15.8	-

※当社は、平成18年10月に日本公認会計士協会より公表された「消費者金融会社等の利息返還請求による損失に係る引当金の計上に関する監査上の取扱い」にしたがって、利息返還損失引当金の見積り方法を変更したことに伴い、貸倒引当金繰入額99,197百万円、利息返還損失引当金繰入額57,070百万円の合計156,267百万円を特別損失に計上しています。

AIFUL has revised the reserve for interest repayment losses to 57,070 million yen and the reserve for bad debts to 99,197 million yen to accompany the announcement of the Accounting Treatment for Calculation of Reserves Relating to Losses at Consumer Finance Companies, etc., Resulting from Interest Repayment Claims by the Japanese Institute of Certified Public Accountants(JICPA) on October, 2006.

7. アイフル資金調達の状況 *(Review of Funding / AIFUL)*

(1)形態別調達金額 *(Amount of Borrowings by Type of Lender)*

(百万円/¥ Million)

年/決算月	(Fiscal Year)	06/6	構成比(%)	07/3	構成比(%)	07/6	構成比(%)	平均借入期間(年)	2008/3(E)	構成比(%)
借入金	Borrowings	706,902	52.7	600,978	50.5	537,057	49.1	4.6	436,223	47.0
都市銀行等	City Banks	119,735	8.9	120,203	10.1	107,817	9.9	-	-	-
信託銀行	Trust Banks	252,485	18.8	204,932	17.2	180,370	16.5	-	-	-
地方銀行・第二地方銀行	Regional Banks	141,355	10.5	118,875	10.0	107,225	9.8	-	-	-
信用金庫	Shinkin Banks	20,700	1.5	16,600	1.4	13,500	1.2	-	-	-
生命保険会社	Life Insurance	124,237	9.3	91,395	7.7	82,587	7.5	-	-	-
損害保険会社	Non-Life Insurance	29,211	2.2	24,052	2.0	21,886	2.0	-	-	-
外国銀行	Foreigner	10,000	0.7	15,000	1.3	15,000	1.4	-	-	-
シンジケートローン	Syndicated Loan	-	-	-	-	-	-	-	-	-
県信連	Credit Association	5,846	0.4	3,460	0.3	2,835	0.3	-	-	-
その他	Other	3,331	0.2	6,459	0.5	5,835	0.5	-	-	-
CP・社債等	CP and Bonds	635,646	47.3	589,982	49.5	557,431	50.9	6.1	492,898	53.0
CP	CP	-	-	-	-	-	-	-	-	-
普通社債	SB	453,000	33.7	486,100	40.8	456,100	41.7	-	-	-
流動化	ABS,ABL	182,646	13.6	103,882	8.7	101,331	9.3	-	-	-
合 計	Total	1,342,548	100.0	1,190,960	100.0	1,094,488	100.0	5.3	929,121	100.0

(2)長期・短期別調達金額 *(Short and Long-term Borrowings)*

(百万円/¥ Million)

年/決算月	(Fiscal Year)	06/6	構成比(%)	07/3	構成比(%)	07/6	構成比(%)	残存期間(年)	2008/3(E)	構成比(%)
短期調達	Short-term Borrowings	28,000	2.1	16,000	1.3	16,000	1.5	0.2	16,000	1.7
短期借入	Borrowings	13,000	1.0	16,000	1.3	16,000	1.5	-	-	-
流動化	ABL	15,000	1.1	-	-	-	-	-	-	-
CP	CP	-	-	-	-	-	-	-	-	-
長期調達	Long-term Borrowings	1,314,548	97.9	1,174,960	98.7	1,078,488	98.5	3.1	913,121	98.3
固定金利借入	Fixed Rate	156,633	11.7	142,684	12.0	126,569	11.6	2.6	-	-
変動金利借入	Floating Rate	537,268	40.0	442,294	37.1	394,487	36.0	2.9	-	-
キャップ	With Cap	265,000	19.7	193,750	16.3	190,000	17.4	-	-	-
スワップ	With Swap	251,258	18.7	215,535	18.1	201,455	18.4	-	-	-
社債等(固定)	SB Other (Fixed Bond)	507,646	37.8	498,462	41.9	477,431	43.6	3.2	-	-
普通社債	SB	453,000	33.7	474,580	39.8	456,100	41.7	-	-	-
流動化	ABS,ABL	54,646	4.1	23,882	2.0	21,331	1.9	-	-	-
社債等(変動)	SB Other (Floating Bond)	112,999	8.4	91,520	7.7	80,000	7.3	4.8	-	-
普通社債	SB	-	-	11,520	1.0	-	-	-	-	-
スワップ	With Swap	-	-	-	-	-	-	-	-	-
流動化	ABS,ABL	112,999	8.4	80,000	6.7	80,000	7.3	-	-	-
キャップ	With Cap	12,999	1.0	80,000	6.7	80,000	7.3	-	-	-
固定金利借入比率	Ratio of Fixed Rate Borrowings to Total Borrowings	664,279	49.5	641,146	53.8	604,000	55.2	-	-	-
実質固定金利借入比率	Ratio of Borrowings at Fixed Ratio	1,193,537	88.9	1,130,431	94.9	1,075,455	98.3	-	-	-
合 計	Total	1,342,548	100.0	1,190,960	100.0	1,094,488	100.0	3.1	929,121	100.0

※キャップ・スワップには、開始年月日が未到来のキャップ(想定元本2,500百万円)を含んでおりません。
※Interest rate caps do not include the interest rate cap (notional amount of ¥2.5billion) of which effective date does not arrive yet.

(3)調達金利 *(Funding Rate)*

(%)

年/決算月	(Fiscal Year)	06/6	07/3	07/6	2008/3(E)
調達金利	Funding Rate	1.59	1.80	1.83	2.10
間接	Indirect	1.78	1.95	2.04	2.51
直接	Direct	1.37	1.65	1.63	1.73

※調達金利＝末約定ベース平均表面金利　※Funding Rate = Interest Rate／Average Borrowing

【参考】

(%)

		06/6	07/3	07/6	2008/3(E)
長期プライムレート	Long term prime rate	2.45	2.20	2.45	3.05
5年スワップレート	5Y SWAP rate	1.60	1.33	1.64	
JGB(10年)	10Y JGB	1.92	1.63	1.90	

8. アイフル貸倒&不良債権 (Credit Cost & NPL's / AIFUL)

(1)クレジットコストの状況／年間比較 (Credit Cost / YOY%)

(百万円/¥ Million)

	年/決算月 (Fiscal Year)	06/6	/(L)%	06/9	/(L)%	06/12	/(L)%	07/3	/(L)%	07/6	/(L)%	2008/3(E)	/(L)%
営業債権合計 (L)	Total Receivable Outstanding (L)	1,536,208	-	1,490,242	-	1,428,452	-	1,361,303	-	1,287,460	-	1,137,675	-
期末営業貸付金	Loans outstanding	1,471,657	-	1,425,810	-	1,365,186	-	1,298,611	-	1,225,899	-	1,062,558	-
無担保	Unsecured	1,110,299	-	1,083,031	-	1,040,773	-	995,077	-	940,403	-	815,845	-
有担保	Home equity	324,647	-	308,446	-	292,722	-	274,787	-	259,566	-	224,643	-
事業者	Small business	36,710	-	34,332	-	31,690	-	28,747	-	25,929	-	22,068	-
支払承諾見返等	Guarantee,etc	64,551	-	64,431	-	63,266	-	62,691	-	61,561	-	75,117	-
期初貸倒引当金	Allowance for bad debt (Beginning)	85,659	5.58	85,659	5.75	85,659	6.00	85,659	6.29	262,185	20.36	262,185	23.05
貸倒発生額合計 ①	Total Write-offs ①	24,542	1.60	57,432	3.85	92,316	6.46	134,128	9.85	45,770	3.56	143,039	12.57
前年同期比	YOY%	10.7		26.9		30.6		43.6		86.5		6.6	
貸倒発生額 ②	Write-offs ②	24,014	1.63	56,350	3.95	90,522	6.63	131,683	10.14	44,940	3.67	140,232	13.20
前年同期比	YOY%	10.4		26.6		30.1		43.3		87.1		6.5	
無担保	Unsecured	21,339	1.92	50,684	4.68	81,794	7.86	119,087	11.97	40,927	4.35	128,962	15.81
有担保	Home equity	2,068	0.64	4,180	1.36	6,246	2.13	8,575	3.12	2,491	0.96	7,719	3.44
事業者	Small business	607	1.65	1,485	4.33	2,482	7.83	4,020	13.98	1,522	5.87	3,549	16.08
支払承諾見返等	Guarantee,etc	527	0.82	1,082	1.68	1,793	2.84	2,444	3.90	829	1.35	2,807	3.74
個別貸倒引当金繰入 (個別引当) ※ ③	Non-operating Allowance for bad debt ※ ③	1,828	0.12	2,475	0.17	3,458	0.25	6,917	0.53	2,139	0.17	8,659	0.81
無担保	Unsecured	1,181	0.11	2,025	0.19	2,421	0.23	2,470	0.25	1,221	0.13	2,568	0.31
有担保	Home equity	633	0.20	393	0.13	952	0.33	4,354	1.58	883	0.34	5,983	2.66
事業者	Small business	13	0.04	55	0.16	84	0.27	92	0.32	34	0.13	108	0.49
①+③	Total Write-offs ①+③	26,371	1.72	59,907	4.02	95,775	6.70	141,046	10.36	47,910	3.72	151,699	13.33
前年同期比	YOY%	10.4		23.0		26.3		41.3		81.7		7.6	
②+③	Write-offs ②+③	25,843	1.76	58,825	4.13	93,981	6.88	138,601	10.67	47,080	3.84	148,892	14.01
前年同期比	YOY%	10.0		22.7		25.8		41.1		82.2		7.4	
無担保	Unsecured	22,520	2.03	52,710	4.87	84,215	8.09	121,558	12.22	42,149	4.48	131,531	16.12
有担保	Home equity	2,701	0.83	4,574	1.48	7,198	2.46	12,930	4.71	3,374	1.30	13,702	6.10
事業者	Small business	621	1.69	1,541	4.49	2,566	8.10	4,113	14.31	1,556	6.00	3,658	16.58
支払承諾見返等	Guarantee,etc	527	0.82	1,082	1.68	1,793	2.84	2,444	3.90	829	1.35	2,807	3.74
貸倒関連費用(営業費用)	Credit Cost	27,097	1.76	62,719	4.21	105,675	7.40	218,085	16.02	35,250	2.74	92,163	8.10
貸倒関連費用(特別損失)	Extraordinary Losses	-	-	99,197	6.66	99,197	6.94	99,197	7.29	-	-	-	-
期末貸倒引当金	Allowance for bad debt (End)	86,385	5.62	187,668	12.59	194,756	13.63	262,185	19.26	249,526	19.38	202,650	17.81
内債権放棄	which for Waiver of principal	-	-	120,609	8.46	121,176	8.88	167,530	12.90	151,597	12.37	125,904	11.85
利息返還損失引当金	Allowance for losses on return of overpayment	17,084	1.54	79,757	7.36	82,418	7.92	122,956	12.36	112,568	11.97	122,956	15.07

※:個別貸倒引当金繰入＝破産更生債権(有担保)＋民事再生債権

Non-operating allowance for bad debt=Loans with legal bankruptcy (home equity)＋Loans with civil rehabilitation law.

8. アイフル貸倒&不良債権 *(Credit Cost & NPL's / AIFUL)*

(2) 不良債権の状況（金融庁「4分類」）*(NPL defined by FSA)*

（百万円/￥*Million*）

				年/決算月 *(Fiscal Year)*	06/6	/(L) %	06/9	/(L) %	06/12	/(L) %	07/3	/(L) %	07/6	/(L) %	2008/3*(E)*	/(L) %
期末営業貸付金	(L)	*Loans outstanding*	*(L)*		1,471,657	-	1,425,810	-	1,365,186	-	1,298,611	-	1,225,899	-	1,062,558	-
無担保		*Unsecured*			1,110,299	-	1,083,031	-	1,040,773	-	995,077	-	940,403	-	815,845	-
有担保		*Home equity*			324,647	-	308,446	-	292,722	-	274,787	-	259,566	-	224,643	-
事業者		*Small business*			36,710	-	34,332	-	31,690	-	28,747	-	25,929	-	22,068	-
4分類開示債権合計	①	*NPL total*	*①*		172,009	11.69	212,267	14.89	231,583	16.96	238,132	18.34	236,971	19.33	-	-
破綻先		*Category 4*			30,234	2.05	31,081	2.18	32,529	2.38	36,935	2.84	38,593	3.15	-	-
延滞債権		*Category 3*			87,853	5.97	119,706	8.40	140,800	10.31	142,932	11.01	139,158	11.35	-	-
3ヶ月以上延滞債権		*Category 2*			23,055	1.57	29,036	2.04	21,974	1.61	20,361	1.57	20,266	1.65	-	-
貸出条件緩和債権		*Category 1*			30,866	2.10	32,442	2.28	36,279	2.66	37,903	2.92	38,952	3.18	-	-
うち無担保ローン	②	*Unsecured Loan*	*②*		99,719	8.98	119,349	11.02	129,723	12.46	130,819	13.15	125,632	13.36	-	-
破綻先		*Category 4*			3,893	0.35	3,877	0.36	4,155	0.40	4,152	0.42	3,908	0.42	-	-
延滞債権		*Category 3*			49,314	4.44	62,244	5.75	73,600	7.07	74,402	7.48	68,412	7.27	-	-
3ヶ月以上延滞債権		*Category 2*			16,314	1.47	21,682	2.00	17,108	1.64	16,056	1.61	15,941	1.70	-	-
貸出条件緩和債権		*Category 1*			30,196	2.72	31,544	2.91	34,859	3.35	36,207	3.64	37,369	3.97	-	-
期末貸倒引当金	③	*Allowance for NPL*	*③*		107,241	7.29	207,804	14.57	215,257	15.77	331,951	25.56	319,374	26.05	268,841	25.30
無税		*Untaxable*			105,869	7.19	111,466	7.82	109,072	7.99	109,894	8.46	102,710	8.38	163,415	15.38
有税		*Taxable*			1,371	0.09	96,337	6.76	106,185	7.78	222,056	17.10	216,664	17.67	105,426	9.92
流動	④	*Current assets*	*④*		86,385	5.87	187,668	13.16	194,756	14.27	262,185	20.19	249,526	20.35	202,650	19.07
固定		*Fixed assets*			20,856	1.42	20,136	1.41	20,501	1.50	69,765	5.37	69,848	5.70	66,191	6.23
NPLカバー率(ALL)	③/①	*Coverage ratio (All)*	*③/①*		62.3	-	97.9	-	93.0	-	139.4	-	134.8	-	-	-
NPLカバー率(無担保)	④/②	*Coverage ratio (Unsecured)*	*④/②*		86.6	-	157.2	-	150.1	-	200.4	-	198.6	-	-	-

破綻先
　未収利息不計上貸付金のうち、破産債権、再生債権、更生債権、その他これらに準ずる貸付金

延滞債権
　その他の未収利息不計上の、5ヶ月以上11ヶ月未満延滞債権（回収専門の管理センターが管理）
　但し、債務者の経営再建または支援を図ることを目的として利息の支払いを猶予したものを除く

3ヶ月以上延滞債権
　営業店債権の内、3ヶ月以上5ヶ月未満の延滞債権（未収利息計上）

貸出条件緩和債権
　上記以外の当該貸付金の回収を促進することなどを目的に、金利の減免等債務者に
　有利となる取決めを行なった貸付金

Claims in bankruptcy *(category 4)*:
Loans to borrowers declared bankruptcy, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest.

Loans in Arrears *(category 3)*:
NPL's exclusive of accrued interest. That are past due for over 5 months or more and held by collection department. This category excludes loans on which interest is being waived in support of business restructuring.

Loans in Arrears Longer than 3 months *(category 2)*:
NPL's past due for 3 months or more that do not fall into the above two categories.

Loans with adjusted terms *(category 1)*:
NPL's, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

8. アイフル貸倒&不良債権 *(Credit Cost & NPL's / AIFUL)*

(3) 無担保ローン延滞遷移率（ストック） *(Details of Unsecured Loans)*

（単位：百万円/¥Million）

年/決算月 (Fiscal Year)		06/6 (3M)	増減率(yoy%)	06/9 (6M)	増減率(yoy%)	06/12 (9M)	増減率(yoy%)	07/3 (12M)	増減率(yoy%)	07/6 (3M)	増減率(yoy%)
移管発生率 ※1	*Transfer(5M+Arrearage)Ratio ※1*	0.883	*0.330*	1.005	*0.437*	1.056	*0.452*	1.047	*0.433*	0.998	*0.115*
移管額	*Transfer(5M+Arrearage)*	28,642	59.2	64,099	73.3	98,931	67.0	127,811	59.0	26,932	−6.0

※1：移管発生比率＝移管発生金額/営業店残高

注） 斜体数値は増減数

※1:Transfer Ratio = Transfer(5M+Arrearage) / Unsecured Loans Outstanding (Branch's)

Notes:Italic Font = Increase or Decrease

(4) 貸倒償却要因別状況／残高（無担保ローン） *(Reason for Write-off, Unsecured)*

（単位：百万円/¥Million）

年/決算月 (Fiscal Year)		06/6 (3M)	償却単価 ※2 (per account)	06/9 (6M)	償却単価 ※2 (per account)	06/12 (9M)	償却単価 ※2 (per account)	07/3 (12M)	償却単価 ※2 (per account)	07/6 (3M)	償却単価 ※2 (per account)
償却理由（合計）	*Reason for Write-off (Total)*	21,339	457	50,684	452	81,794	451	119,087	449	40,927	460
増減率	*YOY%*	8.8		28.1		33.2		47.7		91.8	
破産	*Bankruptcy*	5,566	555	11,414	557	16,503	560	21,770	560	4,057	586
増減率/占有率	*YOY/Share%*	−10.9	26.1%	−14.1	22.5%	−16.1	20.2%	−15.2	18.3%	−27.1	9.9%
債権放棄 ※3	*Waiver of principal due to a settlement*	6,048	−	14,817	−	26,602	−	40,886	−	13,956	−
増減率/占有率	*with lawyer ※3 YOY/Share%*	35.2	28.3%	46.0	29.2%	43.2	32.5%	66.7	34.3%	130.8	34.1%
内利息返還に伴う債権放棄	*Which for return of overpayment*	−	−	−	−	−	−	20,118	−	7,847	−
連絡不能等	*Loss of contact, etc.*	2,807	376	7,403	380	11,206	389	12,013	382	3,602	385
増減率/占有率	*YOY/Share%*	−26.3	13.2%	7.0	14.6%	18.8	13.7%	−0.8	10.1%	28.3	8.8%
介入後未決	*Unsettled intervention*	2,681	550	5,081	551	7,492	552	10,938	542	4,813	563
増減率/占有率	*YOY/Share%*	12.8	12.6%	19.2	10.0%	28.1	9.2%	47.5	9.2%	79.5	11.8%
不履行	*No intention to repay*	4,235	383	11,968	396	19,989	396	33,478	400	14,496	429
増減率/占有率	*YOY/Share%*	57.1	19.8%	142.2	23.6%	154.3	24.4%	208.0	28.1%	242.3	35.4%

※2：償却単価＝償却金額/償却件数(単位:千円)

※3：債権放棄1口座あたり単価(06/6 435千円、06/9 425千円、06/12 433千円、07/3 439千円、07/6 436千円)。

※2:Write-offs per account=Write-offs/Accounts of Write-offs (¥Thousand)

※3:Waiver of principal due to a settlement (per account):06/6 435, 06/9 425,06/12 433, 07/3 439, 07/6 436(¥Thousand)

9. ライフ営業指標 (Review of Operation / LIFE)

営業債権ベース(Managed Asset Basis)

(1)営業実績 (Operating Results)

年/決算月	(Fiscal Year)	06/6	増減率(yoy%)	07/3	増減率(yoy%)	07/6 ①	増減率(yoy%)	2008/3 (E)	増減率(yoy%)	会計残高 (On-Balance) 07/6 ②	増減率(yoy%)	(Off-Balance) 07/6 ①−②
営業債権合計 (百万円)	Balance (¥Million)	779,811	1.0	717,884	−7.9	703,177	−9.8	633,919	−11.7	556,186	−7.6	146,991
割賦売掛金	Installment Receivable	285,341	−2.6	229,735	−19.4	222,443	−22.0	179,615	−21.8	168,437	−17.7	54,006
総合斡旋	Credit Card Shopping	113,752	21.8	117,222	15.9	125,136	10.0	123,743	5.6	98,127	12.9	27,009
個品斡旋	Installment Sales Finance	171,588	−14.1	112,512	−38.8	97,307	−43.3	55,872	−50.3	70,309	−41.5	26,997
営業貸付金	Loans (Cash Advance)	396,472	5.9	396,260	0.4	390,890	−1.4	371,492	−6.3	297,904	0.4	92,985
カードキャッシング	with Credit Card	223,892	5.7	229,984	4.2	230,365	2.9	226,483	−1.5	168,487	−0.4	61,877
キャッシュプラザ	with Loan Card (Life Play Card)	171,745	6.1	164,880	−4.8	159,003	−7.4	143,076	−13.2	127,895	1.0	31,107
その他	Other	834	63.5	1,395	95.1	1,521	82.4	1,932	38.5	1,521	82.4	-
支払承諾見返	Guarantee	89,785	−7.0	83,013	−9.2	81,206	−9.6	74,540	−10.2	81,206	−9.6	-
新型商品	High Yield Product	27,073	10.2	26,914	0.6	26,478	−2.2	34,255	27.3	26,478	−2.2	-
旧型商品	Low Yield Product	62,711	−12.9	56,099	−13.3	54,728	−12.7	40,285	−28.2	54,728	−12.7	-
その他営業債権	Other	8,212	*−6.5*	8,876	6.7	8,637	5.2	8,270	−6.8	8,637	5.2	-
クレジットカード	Credit Card											
有効カード会員数 (千人)	Number of Card Holders (Thousand)	13,381	*1,211*	14,065	*969*	14,313	*932*	14,617	*552*			
プロパー	Proper	1,875	*153*	1,961	*141*	1,978	*103*	2,048	*87*			
提携	Affinity	11,506	*1,058*	12,103	*827*	12,335	*829*	12,568	*465*			
新規発行数 (千枚)	Number of New Issue (Thousand)	613	*60*	2,180	*−130*	504	*−109*	2,052	*−128*			
プロパー	Proper	63	*12*	241	*8*	43	*−20*	225	*−16*			
提携	Affinity	550	*48*	1,938	*−139*	461	*−89*	1,826	*−112*			
単価(残高÷残有会員数) (千円)	Balance per Account (¥Thousand)											
総合斡旋	Shopping	65	4.8	65	3.2	67	3.1	64	−1.5			
キャッシング	Cashing	271	0.7	272	0.4	272	0.4	272	0.0			
買上実績 (百万円)	Purchase Results (¥Million)											
個品斡旋	Installment Sales Finance	14,814	−50.5	32,528	−69.9	3,204	−78.4	12,000	−63.1			
カード事業	Credit Card	188,085	15.2	796,600	12.8	205,338	9.2	865,319	8.6			
総合斡旋	Shopping	127,846	21.9	561,299	19.2	148,901	16.5	628,934	12.0			
キャッシング	Cashing	60,239	3.1	235,301	0.0	56,437	−6.3	236,384	0.5			
実質平均利回り	Average Yield	17.4	*0.2*	17.1	*−0.2*	17.2	*−0.2*	16.6	*−0.5*			
割賦売掛金収益	Installment Receivable	9.7	*−0.1*	9.9	*0.1*	10.1	*0.4*	9.9	*0.0*			
総合斡旋	Credit Card Shopping	11.6	*−0.3*	11.9	*−0.1*	12.0	*0.4*	11.6	*−0.3*			
個品斡旋	Installment Sales Finance	9.1	*−0.3*	9.0	*−0.2*	8.8	*−0.3*	8.4	*−0.5*			
営業貸付収益	Loans (Cash Advance)	23.9	*−0.1*	23.0	*−0.9*	22.1	*−1.8*	20.8	*−2.2*			
カードキャッシング	with Credit Card	23.4	*0.0*	22.8	*−0.6*	21.8	*−1.6*	21.0	*−1.8*			
キャッシュプラザ	with Loan Card (Life Play Card)	24.6	*−0.3*	23.4	*−1.3*	22.6	*−2.0*	20.7	*−2.7*			
支払承諾見返	Guarantee	4.6	*0.3*	4.7	*0.3*	4.8	*0.2*	5.1	*0.4*			

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

(2)チャネル展開 (Marketing Channel)

年/決算月	(Fiscal Year)	06/6	増減数(yoy)	07/3	増減数(yoy)	07/6	増減数(yoy)	2008/3 (E)	増減数(yoy)
事業店舗数 (店)	Business Branches	288	*7*	183	*−105*	138	*−150*	139	*−44*
営業店舗	Branches	69	*0*	56	*−13*	11	*−58*	11	*−45*
ライフカード店	Life card (new concept branches)	9	*2*	12	*3*	12	*3*	16	*4*
キャッシュプラザ	Cash Plaza	210	*5*	115	*−95*	115	*−95*	112	*−3*
有人	Staffed	110	*−4*	41	*−69*	41	*−69*	38	*−3*
無人	Unstaffed	100	*9*	74	*−26*	74	*−26*	74	*0*
加盟店数 (社)	Member Merchant	98,777	*2,776*	101,575	*3,192*	101,986	*3,209*	104,870	*3,295*
新型保証提携数 (行)	Tie-up Banks(High Yield Product)	115	*12*	115	*1*	114	*−1*	-	-
正社員数(a) (人)	N. of Employees (regularly payroll) (a)	1,989	*88*	1,886	*24*	1,518	*−471*	1,498	*−388*
非正社員数(b) (人)	N. of Employees (temp.) (b)	1,835	*53*	1,743	*−103*	1,540	*−295*	1,628	*−115*
合計(a)+(b) (人)	Total (a)+(b)	3,824	*141*	3,629	*−79*	3,058	*−766*	3,126	*−503*
非正社員比率(b)/(a+b) (人)	Ratio of N. of Employees (b)/(a+b)	48.0	*−0.4*	48.0	*−1.8*	50.4	*2.4*	52.1	*4.0*

注:ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。
Note: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

10. ライフ損益の内訳 (Revenue and Expenses / LIFE)

営業債権ベース(Managed Asset Basis)

(百万円/¥ Million)

年/決算月(Fiscal Year)		06/6	増減率 (yoy%)	07/3	増減率 (yoy%)	07/6	営業収益比 (%)	増減率 (yoy%)	2008/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	34,033	3.7	129,479	-3.3	30,618	100.0	-10.0	112,200	100.0	-13.3
割賦売掛金収益	Installment Receivable	7,298	1.7	26,618	-9.7	5,761	18.8	-21.1	20,916	18.6	-21.4
総合斡旋	Credit Card Shopping	3,302	31.3	13,316	15.5	3,552	11.6	7.6	14,102	12.6	5.9
個品斡旋	Installment Sales Finance	3,992	-14.2	13,289	-25.9	2,207	7.2	-44.7	6,808	6.1	-48.8
その他	Other	3	-62.5	11	-59.3	1	0.0	-66.7	6	0.0	-45.5
営業貸付収益	Loans (Cash Advance)	23,553	6.2	91,342	0.0	21,889	71.5	-7.1	80,603	71.8	-11.8
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	with Credit Card	13,021	5.7	51,615	2.2	12,605	41.2	-3.2	48,545	43.3	-5.9
ｷｬｯｼｭﾌﾟﾗｻﾞ	with Loan Card (Life Play Card)	10,507	6.6	39,606	-2.8	9,244	30.2	-12.0	31,844	28.4	-19.6
その他融資	Other	24	200.0	120	179.1	39	0.1	62.5	213	0.2	77.5
信用保証収益	Guarantee	1,051	-0.8	4,134	-2.5	989	3.2	-5.9	3,961	3.5	-4.2
その他の金融収益	Other Financial Revenue	19	26.7	64	23.1	24	0.1	26.3	125	0.1	95.3
その他の営業収益	Other Operating Revenue	2,111	-11.5	7,319	-17.2	1,953	6.4	-7.5	6,593	5.9	-9.9
償却債権回収額	Bad Debt Recovery	527	-41.3	1,664	-52.9	380	1.2	-27.9	1,200	1.1	-27.9
その他の業務収入	Other	1,583	6.4	5,655	6.5	1,572	5.1	-0.7	5,393	4.8	-4.6
営業費用	Operating Expenses	29,498	6.5	148,559	36.2	27,838	90.9	-5.6	107,253	95.6	-27.8
金融費用	Financial Expenses	2,336	7.1	9,201	6.7	2,235	7.3	-4.3	9,960	8.9	8.2
貸倒関連費用	Credit Cost	11,535	9.7	55,443	41.9	10,930	35.7	-5.2	38,790	34.6	-30.0
利息返還関連費用	Return of overpayment Cost	-	-	24,936	-	1,159	3.8	-	5,950	5.3	-76.1
その他の営業費用	Other Operating Expenses(SG&A)	15,626	4.2	58,978	-3.9	13,512	44.1	-13.5	52,551	46.8	-10.9
広告宣伝費	Advertising Expenses	1,895	-7.3	5,587	-13.8	712	2.3	-62.4	1,917	1.7	-65.7
人件費	Salaries	4,160	0.2	16,427	-0.4	3,839	12.5	-7.7	14,668	13.1	-10.7
その他	Other	9,569	8.7	36,963	-3.7	8,961	29.3	-6.4	35,965	32.1	-2.7
販売費	Sales Cost	4,407	4.9	18,330	2.8	4,681	15.3	6.2	18,736	16.7	2.2
ｼｽﾃﾑ費	System Cost	2,135	6.9	8,649	-6.8	1,985	6.5	-7.0	7,985	7.1	-7.7
施設費	Rent Cost	990	4.3	4,008	6.9	824	2.7	-16.8	3,411	3.0	-14.9
管理費	Admin Cost	2,035	23.2	5,975	-20.5	1,470	4.8	-27.8	5,831	5.2	-2.4
営業利益	Operating Income	4,534	-11.6	-19,079	-	2,780	9.1	-38.7	4,946	4.4	-
営業外利益	Non-operating Income	22	10.0	135	-13.5	52	0.2	136.4	53	0.0	-60.7
営業外費用	Non-operating Expenses	12	140.0	13	-27.8	3	0.0	-75.0	0	0.0	-100.0
経常利益	Ordinary Income	4,544	-11.7	-18,957	-	2,829	9.2	-37.7	5,000	4.5	-
特別利益	Extraordinary Income	362	162.3	649	308.2	28	0.1	-92.3	0	0.0	-100.0
特別損失	Extraordinary Losses	0	-95.6	9,613	668.4	46	0.2	-	82	0.1	-99.1
税引前利益	Income before Income Taxes	4,906	-6.9	-27,921	-	2,812	9.2	-42.7	4,917	4.4	-
法人税·住民税及び事業税	Income Taxes	43	-21.8	4,918	2,759.3	25	0.1	-41.9	240	0.2	-95.1
法人税等調整額	Effect of a Tax Consequences	2,235	3.8	10,473	7.5	1,015	3.3	-54.6	1,996	1.8	-80.9
当期純利益	Net Income	2,627	-14.2	-43,313	-	1,770	5.8	-32.6	2,681	2.4	-

注: ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

10. ライフ損益の内訳 (Revenue and Expenses / LIFE)

会計ベース(On-Balance)

(百万円/¥ Million)

年/決算月(Fiscal Year)		06/6	増減率 (yoy%)	07/3	増減率 (yoy%)	07/6	営業収益比 (%)	増減率 (yoy%)	2008/3(E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	33,435	3.2	127,425	-3.6	30,176	100.0	-9.7	110,492	100.0	-13.3
割賦売掛金収益	Installment Receivable	7,213	4.5	25,719	-11.1	5,604	18.6	-22.3	20,507	18.6	-20.3
総合斡旋	Credit Card Shopping	3,256	39.3	12,754	13.1	3,540	11.7	8.7	13,944	12.6	9.3
個品斡旋	Installment Sales Finance	3,953	-13.2	12,954	-26.4	2,061	6.8	-47.9	6,557	5.9	-49.4
その他	Other	3	-62.5	11	-59.3	1	0.0	-66.7	6	0.0	-45.5
営業貸付収益	Loans (Cash Advance)	23,040	4.6	90,187	0.0	21,605	71.6	-6.2	79,303	71.8	-12.1
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	with Credit Card	12,841	4.8	51,034	2.6	12,574	41.7	-2.1	47,905	43.4	-6.1
ｷｬｯｼｭﾌﾟﾗｻﾞ	with Loan Card (Life Play Card)	10,174	4.3	39,032	-3.5	8,990	29.8	-11.6	31,184	28.2	-20.1
その他融資	Other	24	200.0	120	179.1	39	0.1	62.5	213	0.2	77.5
信用保証収益	Guarantee	1,051	-0.8	4,134	-2.5	989	3.3	-5.9	3,961	3.6	-4.2
その他の金融収益	Other Financial Revenue	19	26.7	64	23.1	24	0.1	26.3	125	0.1	95.3
その他の営業収益	Other Operating Revenue	2,111	-11.5	7,319	-17.2	1,953	6.5	-7.5	6,593	6.0	-9.9
償却債権回収額	Bad Debt Recovery	527	-41.3	1,664	-52.9	380	1.3	-27.9	1,200	1.1	-27.9
その他の業務収入	Other	1,583	6.4	5,655	6.5	1,572	5.2	-0.7	5,393	4.9	-4.6
営業費用	Operating Expenses	28,900	6.0	146,505	36.5	27,396	90.8	-5.2	105,545	95.5	-28.0
金融費用	Financial Expenses	1,738	-0.2	7,147	3.0	1,793	5.9	3.2	8,252	7.5	15.5
貸倒関連費用	Credit Cost	11,535	9.7	55,443	41.9	10,930	36.2	-5.2	38,790	35.1	-30.0
利息返還関連費用	Return of overpayment Cost	-	-	24,936	-	1,159	3.8	-	5,950	5.4	-76.1
その他の営業費用	Other Operating Expenses(SG&A)	15,626	4.2	58,978	-3.9	13,512	44.8	-13.5	52,551	47.6	-10.9
広告宣伝費	Advertising Expenses	1,895	-7.3	5,587	-13.8	712	2.4	-62.4	1,917	1.7	-65.7
人件費	Salaries	4,160	0.2	16,427	-0.4	3,839	12.7	-7.7	14,668	13.3	-10.7
その他	Other	9,569	8.7	36,963	-3.7	8,961	29.7	-6.4	35,965	32.5	-2.7
販売費	Sales Cost	4,407	4.9	18,330	2.8	4,681	15.5	6.2	18,736	17.0	2.2
ｼｽﾃﾑ費	System Cost	2,135	6.9	8,649	-6.8	1,985	6.6	-7.0	7,985	7.2	-7.7
施設費	Rent Cost	990	4.3	4,008	6.9	824	2.7	-16.8	3,411	3.1	-14.9
管理費	Admin Cost	2,035	23.2	5,975	-20.5	1,470	4.9	-27.8	5,831	5.3	-2.4
営業利益	Operating Income	4,534	-11.6	-19,079	-	2,780	9.2	-38.7	4,946	4.5	-
営業外利益	Non-operating Income	22	10.0	135	-13.5	52	0.2	136.4	53	0.0	-60.7
営業外費用	Non-operating Expenses	12	140.0	13	-27.8	3	0.0	-75.0	0	0.0	-100.0
経常利益	Ordinary Income	4,544	-11.7	-18,957	-	2,829	9.4	-37.7	5,000	4.5	-
特別利益	Extraordinary Income	362	162.3	649	308.2	28	0.1	-92.3	0	0.0	-100.0
特別損失	Extraordinary Losses	0	-95.6	9,613	668.4	46	0.2	-	82	0.1	-99.1
税引前利益	Income before Income Taxes	4,906	-6.9	-27,921	-	2,812	9.3	-42.7	4,917	4.5	-
法人税·住民税及び事業税	Income Taxes	43	-21.8	4,918	2,759.3	25	0.1	-41.9	240	0.2	-95.1
法人税等調整額	Effect of a Tax Consequences	2,235	3.8	10,473	7.5	1,015	3.4	-54.6	1,996	1.8	-80.9
当期純利益	Net Income	2,627	-14.2	-43,313	-	1,770	5.9	-32.6	2,681	2.4	-

11. ライフ資金調達の状況　(Review of Funding / LIFE)

営業債権ベース(Managed Asset Basis)

(1)形態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月(Fiscal Year)		06/6	構成比(%)	07/3	構成比(%)	07/6	構成比(%)	2008/3(E)	構成比(%)
借入金	Borrowings	324,803	58.1	342,872	69.6	312,613	64.0	313,125	68.2
都市銀行等	City Banks	38,009	6.8	33,364	6.8	30,441	6.2	-	-
信託銀行	Trust Banks	59,384	10.6	50,134	10.2	52,938	10.8	-	-
地方銀行・第二地方銀行	Regional Banks	53,122	9.5	51,515	10.5	47,837	9.8	-	-
系統金融機関	Cooperative Financial Ins.	47,387	8.5	49,524	10.0	49,175	10.1	-	-
生命保険会社	Life Insurance	2,174	0.4	776	0.2	329	0.1	-	-
損害保険会社	Non-Life Insurance	1,777	0.3	1,992	0.4	1,727	0.4	-	-
その他	Other	58,250	10.4	65,567	13.3	63,165	12.9	-	-
シンジケートローン	Syndicated Loan	4,700	0.8	-	-	-	-	-	-
アイフル	AIFUL	60,000	10.7	90,000	18.3	67,000	13.7	-	-
CP・社債等	CP and Bonds	234,535	41.9	149,963	30.4	176,223	36.0	145,714	31.8
流動化	ABS	194,535	34.8	139,963	28.4	166,223	34.0	-	-
CP	CP	30,000	5.4	-	-	-	-	-	-
普通社債	SB	10,000	1.8	10,000	2.0	10,000	2.0	-	-
合 計	Total	559,339	100.0	492,835	100.0	488,836	100.0	458,839	100.0

会計ベース

(On-Balance)

07/6	構成比(%)
312,613	96.9
30,441	9.4
52,938	16.4
47,837	14.8
49,175	15.2
329	0.1
1,727	0.5
63,165	19.6
-	-
67,000	20.8
10,000	3.1
-	-
-	-
10,000	3.1
322,613	100.0

(2)長期・短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月(Fiscal Year)		06/6	構成比(%)	07/3	構成比(%)	07/6	構成比(%)	2008/3(E)	構成比(%)
短期調達	Short-term Borrowings	93,430	16.7	74,970	15.2	70,550	14.4	92,310	20.1
短期借入	Borrowings	63,430	11.3	74,970	15.2	70,550	14.4	-	-
CP	CP	30,000	5.4	-	-	-	-	-	-
長期調達	Long-term Borrowings	465,909	83.3	417,865	84.8	418,286	85.6	366,529	79.9
固定金利借入	Fixed Rate	61,652	11.0	56,347	11.4	52,420	10.7	-	-
変動金利借入	Floating Rate	199,721	35.7	211,555	42.9	189,642	38.8	-	-
社債等(固定)	ABS (Fixed Bond)	151,670	27.1	120,532	24.5	113,363	23.2	-	-
普通社債	SB	10,000	1.8	10,000	2.0	10,000	2.0	-	-
流動化	ABS	141,670	25.3	110,532	22.4	103,363	21.1	-	-
社債等(変動)	ABS (Floating Bond)	52,865	9.5	29,430	6.0	62,860	12.9	-	-
流動化	ABS	52,865	9.5	29,430	6.0	62,860	12.9	-	-
キャップ	With Cap	32,865	5.9	29,430	6.0	62,860	12.9	-	-
合 計	Total	559,339	100.0	492,835	100.0	488,836	100.0	458,839	100.0

07/6	構成比(%)
70,550	21.9
70,550	21.9
-	-
252,062	78.1
52,420	16.2
189,642	58.8
10,000	3.1
10,000	3.1
-	-
-	-
-	-
-	-
322,613	100.0

(3)調達金利 (Funding Rate)

(%)

年/決算月(Fiscal Year)		06/6	07/3	07/6	2008/3(E)
調達金利	Funding Rate	1.44	1.67	1.73	1.82
間接	Indirect	1.86	1.98	2.14	2.33
直接	Direct	0.85	0.97	1.02	1.07

※調達金利＝末約定ベース平均表面金利　※Funding Rate= Interest Rate／Average Borrowing

《参考》

(%)

長期プライムレート	Long term prime rate	2.45	2.20	2.45	3.05

注: ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note :The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

12. ライフ貸倒&不良債権 *(Credit Cost & NPL's / LIFE)*

(1)営業債権ベース/年間比較 *(Write-off / Balance / YOY%)*

(百万円/¥ Million)

年/決算月 *(Fiscal Year)*			06/6			07/3			07/6			2008/3(E)		
			償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)
合計	*Total*		10,497	779,811	1.35	44,498	717,884	6.20	13,559	703,177	1.93	46,988	633,919	7.41
増減率		*yoy%*	6.6			19.4			29.2			5.6		
カード	*Card*		4,390	337,644	1.30	17,671	347,207	5.09	4,923	355,501	1.38	21,167	350,226	6.04
増減率		*yoy%*	6.8			20.9			12.1			19.8		
総合斡旋	*Shopping*		583	113,752	0.51	2,451	117,222	2.09	948	125,136	0.76	2,330	123,743	1.88
キャッシング	*Cashing*		3,806	223,892	1.70	15,220	229,984	6.62	3,975	230,365	1.73	18,837	226,483	8.32
個品斡旋	*Installment Sales Finance*		1,492	171,588	0.87	7,029	112,512	6.25	2,106	97,307	2.16	4,216	55,872	7.55
増減率		*yoy%*	-2.8			31.1			41.2			-40.0		
ライフキャッシュプラザ	*Loan Card (Life Play Card)*		3,763	171,745	2.19	15,302	164,880	9.28	5,693	159,003	3.58	18,266	143,076	12.77
増減率		*yoy%*	13.7			25.6			51.3			19.4		
支払承諾見返	*Guarantee*		462	66,300	0.70	1,799	62,836	2.86	682	61,345	1.11	1,975	56,994	3.47
増減率		*yoy%*	-13.0			-5.3			47.6			9.8		
住宅	*Home Loan*		196	31,786	0.62	478	29,133	1.64	61	28,577	0.21	533	25,852	2.06
増減率		*yoy%*	73.5			-29.2			-68.9			11.5		
その他	*Other*		192	746	-	2,217	1,315	-	92	1,442	-	828	1,895	-
増減率		*yoy%*	-20.7			-12.3			-52.1			-62.6		
カード事故	*Fraudulent Use of Credit Card*		73	-	-	257	-	-	71	-	-	400	-	-
加盟店未精算金	*Loss from Member Merchant Fraudulent*		117	-	-	1,949	-	-	19	-	-	420	-	-
その他	*Other*		1	-	-	10	-	-	0	-	-	8	-	-

(2)買上金額ベース/年間比較 *(Write-off / Transaction Volume / YOY%)*

(百万円/¥ Million)

年/決算月 *(Fiscal Year)*		06/6			07/3			07/6			2008/3(E)		
		償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (WrLte offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (WrLte offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)
総合斡旋	*Shopping*	583	127,846	0.46	2,451	561,299	0.44	948	148,901	0.64	2,330	628,934	0.37

注: ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

13. 事業者ローン2社の営業指標 *(Review of Operation / Small Business Loan Subsidiaries)*

営業債権ベース*(Managed Asset Basis)*

(1)ビジネクスト*(Businext / JV with Sumitomo Trust & Banking started April 2001)*

			年/決算月 *(Fiscal Year)*	06/6	増減率(yoy%)	07/3	増減率(yoy%)	07/6	増減率(yoy%)	2008/3 *(E)*	増減率(yoy%)
営業貸付金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	76,643	45.9	82,328	12.6	82,097	7.1	89,414	8.6
口座数	(千件)	*Customer Accounts*	*(Thousand)*	43	24.5	44	6.6	44	3.6	45	2.3
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	1,772	17.2	1,830	5.7	1,832	3.4	1,965	7.4
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	2	-23.7	9	-39.8	2	-19.9	8	-7.9
営業店舗数	(店)	*Loan Business Branches*		9	*2*	10	*3*	10	*1*	10	*0*
有人店舗		*Staffed*		9	*2*	10	*3*	10	*1*	10	*0*
無人店舗		*Unstaffed*		-	-	-	-	-	-	-	-
社員数	(人)	*Number of Employees*		91	*11*	101	*19*	115	*24*	129	*28*

注） 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

(2)シティズ*(City's / Acquisition : Oct 2002)*

			年/決算月 *(Fiscal Year)*	06/6	増減率(yoy%)	07/3	増減率(yoy%)	07/6	増減率(yoy%)	2008/3 *(E)*	増減率(yoy%)
営業貸付金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	68,154	32.0	58,316	-14.1	56,341	-17.3	55,893	-4.2
口座数	(千件)	*Customer Accounts*	*(Thousand)*	32	38.2	30	-4.9	29	-10.6	28	-6.7
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	2,088	-4.4	1,936	-9.6	1,931	-7.5	1,974	2.0
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	2	-33.0	5	-66.4	0	-74.8	4	-16.3
営業店舗数	(店)	*Loan Business Branches*		63	*6*	47	*-16*	47	*-16*	47	*0*
有人店舗		*Staffed*		63	*6*	47	*-16*	47	*-16*	47	*0*
無人店舗		*Unstaffed*		-	-	-	-	-	-	-	-
社員数	(人)	*Number of Employees*		817	*7*	670	*-148*	479	*-338*	472	*-198*

注） 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

14. グループ経営一覧表 *(Group Management)*

（百万円/¥ *Million*）

		06/6	増減率 (yoy%)	07/3	増減率 (yoy%)	07/6	構成比 (%)	増減率 (yoy%)	2008/3(E)	構成比 (%)	増減率 (yoy%)
営業債権残高合計 ※1	*Total Receivable Outstanding ※1*	2,640,239	2.8	2,369,585	-11.6	2,265,132	100.0	-14.2	2,016,563	100.0	-14.9
アイフル	*Aiful*	1,536,208	0.6	1,361,303	-13.7	1,287,460	56.8	-16.2	1,137,675	56.4	-16.4
ライフ	*Life*	779,811	1.0	717,884	-7.9	703,177	31.0	-9.8	633,919	31.4	-11.7
ビジネクスト	*Businext*	76,643	45.9	82,328	12.6	82,097	3.6	7.1	89,414	4.4	8.6
シティズ	*City's*	68,154	32.0	58,316	-14.1	56,341	2.5	-17.3	55,893	2.8	-4.2
ワイド	*Wide*	96,817	-1.1	80,953	-19.0	73,229	3.2	-24.4	50,906	2.5	-37.1
トライト	*Tryto*	65,079	8.4	54,954	-17.4	50,202	2.2	-22.9	38,667	1.9	-29.6
営業収益 ※2	*Total Operating Revenue ※2*	135,697	0.8	499,031	-9.2	109,908	100.0	-19.0	409,858	100.0	-17.9
アイフル	*Aiful*	82,745	-3.5	300,755	-12.4	64,586	58.8	-21.9	241,859	59.0	-19.6
ライフ	*Life*	33,435	3.2	127,425	-3.6	30,176	27.5	-9.7	110,492	27.0	-13.3
ビジネクスト	*Businext*	2,681	48.3	11,159	29.2	2,823	2.6	5.3	11,736	2.9	5.2
シティズ	*City's*	3,846	27.0	13,550	-3.2	2,574	2.3	-33.1	9,678	2.4	-28.6
ワイド	*Wide*	6,200	-0.1	22,664	-10.3	4,512	4.1	-27.2	15,994	3.9	-29.7
トライト	*Tryto*	4,181	7.0	15,000	-7.6	2,989	2.7	-28.5	10,555	2.6	-29.6
経常利益 ※2	*Total Ordinary Income ※2*	25,938	-28.0	-163,092	-	11,974	100.0	-53.8	30,000	100.0	-
アイフル	*Aiful*	21,410	-26.7	-101,225	-	5,958	49.8	-72.2	20,000	-	-
ライフ	*Life*	4,544	-11.7	-18,957	-	2,829	23.6	-37.7	5,000	-	-
ビジネクスト	*Businext*	662	95.2	1,122	-26.8	-165	-	-	681	-	-39.3
シティズ	*City's*	199	58.2	-51	-	780	6.5	292.0	1,603	-	-
ワイド	*Wide*	259	-62.0	-18,366	-	2,321	19.4	796.1	7,592	-	-
トライト	*Tryto*	-267	-131.0	-15,537	-	273	2.3	-	3,916	-	-
当期純利益 ※2	*Total Net Income ※2*	14,612	-27.7	-411,250	-	7,244	100.0	-50.4	32,049	100.0	-
アイフル	*Aiful*	12,689	-26.0	-359,399	-	2,355	32.5	-81.4	38,136	-	-
ライフ	*Life*	2,627	-14.2	-43,313	-	1,770	24.4	-32.6	2,681	-	-
ビジネクスト	*Businext*	441	30.9	651	-73.1	-90	-	-	401	-	-38.4
シティズ	*City's*	112	141.1	-3,322	-	728	10.0	550.0	867	-	-
ワイド	*Wide*	78	-55.3	-35,040	-	2,257	31.2	2793.6	7,535	-	-
トライト	*Tryto*	-158	-131.8	-24,465	-	278	3.8	-	3,910	-	-

※1 営業債権ベース (Managed Asset Basis)

※2 会計ベース (On-Balance)

15. 消費者金融業界動向 *(Overview of Consumer Credit Industry)*

(1) 自己破産申請件数の推移 (Trend of Personal Bankruptcy in Japan)

○1997年～2007年5月推移 *(Number of Petitions 1997-May 2007)*

暦年	1997年	1998年	1999年	2000年	2001年	2002年	2003年	2004年	2005年	2006年	2007年 (5M)	1月	2月	3月	4月	5月
件数	71,299	103,803	122,741	139,281	160,419	214,633	242,377	211,402	184,294	165,917	60,682	9,381	12,432	13,728	12,737	12,404
yoy	26.2%	45.6%	18.2%	13.5%	15.2%	33.8%	12.9%	-12.8%	-12.8%	-10.0%	-11.3%	-10.5%	-13.4%	-14.2%	-10.9%	-6.7%

(2) 形態別信用供与残高 *(Consumer Credit Balance)*

(億円/¥ 100Million)

	消費者信用全体 Consumer Credit Total	伸び率(yoy%)	販売信用(ショッピング) Credit Sales (Shopping)	伸び率(yoy%)	クレジットカード Credit Card	伸び率(yoy%)	個品割賦 Installment Credit	伸び率(yoy%)	消費者金融 Consumer Finance	伸び率(yoy%)	預貯金担保 Deposited Collateral	伸び率(yoy%)	消費者ローン計 Consumer Loans	伸び率(yoy%)	銀行等金融機関 Banks & Other Financial Institutions	伸び率(yoy%)	消費者金融会社 Consumer Finance Companies	伸び率(yoy%)	信販・カード会社等 Credit Sales & Credit Card Companies etc.	伸び率(yoy%)
1996年	752,407	0.6	182,892	3.2	27,875	12.0	155,017	1.8	569,515	-0.2	195,480	-1.7	374,035	0.5	262,502	-3.7	59,634	14.5	51,899	9.4
1997年	743,335	-1.2	182,621	-0.1	28,927	3.8	153,694	-0.9	560,714	-1.5	187,847	-3.9	372,867	-0.3	251,897	-4.0	65,179	9.3	55,791	7.5
1998年	709,823	-4.5	171,535	-6.1	29,852	3.2	141,683	-7.8	538,288	-4.0	182,329	-2.9	355,959	-4.5	231,478	-8.1	71,371	9.5	53,110	-4.8
1999年	668,243	-5.9	163,518	-4.7	31,018	3.9	132,500	-6.5	504,725	-6.2	153,514	-15.8	351,211	-1.3	217,957	-5.8	78,586	10.1	54,668	2.9
2000年	652,247	-2.4	159,639	-2.4	32,735	5.5	126,907	-4.2	492,608	-2.4	135,988	-11.4	356,620	1.5	210,091	-3.6	88,489	12.6	58,040	6.2
2001年	635,927	-2.5	153,683	-3.7	33,649	2.8	120,034	-5.4	482,244	-2.1	123,727	-9.0	358,517	0.5	199,793	-4.9	96,918	9.5	61,806	6.5
2002年	607,750	-4.4	148,353	-3.5	35,675	6.0	112,678	-6.1	459,397	-4.7	106,548	-13.9	352,849	-1.6	185,566	-7.1	102,357	5.6	64,926	5.1
2003年	595,118	-2.1	148,316	0.0	38,672	8.4	109,644	-2.7	446,802	-2.7	100,310	-5.9	346,492	-1.8	178,987	-3.5	101,755	-0.6	65,750	1.3
2004年	582,415	-2.1	147,711	-0.4	41,210	6.6	106,501	-2.9	434,704	-2.7	89,705	-10.6	344,999	-0.4	176,795	-1.2	101,571	-0.2	66,633	1.3
2005年	559,394	-4.0	150,394	1.8	45,389	10.1	105,005	-1.4	409,000	-5.9	78,529	-12.5	330,471	-4.2	166,273	-6.0	98,862	-2.7	65,336	-1.9

出所：(社)日本クレジット産業協会「消費者信用市場統計」　Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

(3) 形態別信用供与額 *(Consumer Credit Provided)*

(億円/¥ 100Million)

	消費者信用全体 Consumer Credit Total	伸び率(yoy%)	販売信用(ショッピング) Credit Sales (Shopping)	伸び率(yoy%)	クレジットカード Credit Card	伸び率(yoy%)	個品割賦 Installment Credit	伸び率(yoy%)	消費者金融 Consumer Finance	伸び率(yoy%)	預貯金担保 Deposited Collateral	伸び率(yoy%)	消費者ローン計 Consumer Loans	伸び率(yoy%)	銀行等金融機関 Banks & Other Financial Institutions	伸び率(yoy%)	消費者金融会社 Consumer Finance Companies	伸び率(yoy%)	信販・カード会社等 Credit Sales & Credit Card Companies etc.	伸び率(yoy%)
1996年	756,177	3.8	322,020	7.1	167,531	14.0	154,489	0.5	434,157	1.4	213,635	-1.6	220,522	4.6	58,544	-7.1	75,886	14.8	86,092	5.3
1997年	765,205	1.2	330,416	2.6	181,238	8.2	149,178	-3.4	434,789	0.1	204,712	-4.2	230,077	4.3	55,521	-5.2	83,550	10.1	91,006	5.7
1998年	760,811	-0.6	330,469	0.0	190,131	4.9	140,338	-5.9	430,342	-1.0	198,242	-3.2	232,100	0.9	49,343	-11.1	91,404	9.4	91,353	0.4
1999年	731,252	-3.9	332,667	0.7	201,511	6.0	131,156	-6.5	398,585	-7.4	169,916	-14.3	228,669	-1.5	39,788	-19.4	94,966	3.9	93,915	2.8
2000年	735,868	0.6	346,490	4.2	217,920	8.1	128,570	-2.0	389,378	-2.3	153,328	-9.8	236,050	3.2	41,126	3.4	99,811	5.1	95,113	1.3
2001年	740,963	0.7	355,015	2.5	232,739	6.8	122,276	-4.9	385,948	-0.9	139,232	-9.2	246,716	4.5	39,858	-3.1	106,327	6.5	100,531	5.7
2002年	728,225	-1.7	363,459	2.4	246,790	6.0	116,669	-4.6	364,766	-5.5	120,080	-13.8	244,656	-0.8	40,448	1.5	101,917	-4.1	102,291	1.8
2003年	730,147	0.3	379,301	4.4	265,819	7.7	113,482	-2.7	350,846	-3.8	112,682	-6.2	238,164	-2.7	39,461	-2.4	97,507	-4.3	101,196	-1.1
2004年	741,417	1.5	401,945	6.0	291,611	9.7	110,334	-2.8	339,472	-3.2	101,822	-9.6	237,650	-0.2	33,005	-16.4	102,845	5.5	101,800	0.6
2005年	765,056	3.2	430,347	7.1	321,701	10.3	108,646	-1.5	334,709	-1.4	89,446	-12.2	245,263	3.2	40,458	22.6	104,194	1.3	100,611	-1.2

出所：(社)日本クレジット産業協会「消費者信用市場統計」　Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

EXHIBIT6

AIFUL Corporation
Press Release

July 20, 2007

AIFUL Announces a Change in Principal Shareholder

KYOTO — AIFUL Corporation announced today that its principal shareholders have changed as described below, effective July 12, 2007.

1. Reason for the change

The shareholder below sent a copy of the notification of change to the major shareholding report submitted to the Kanto Local Finance Bureau, dated July 12, 2007. This confirmed the change in principal shareholder.

2. Name of principal shareholder concern ((1) through (3) are joint shareholders)

(A) Name: Brandes Investment Partners, L.P.

(B) Location of headquarters:
11988 El Camino Real, Suite 500, San Diego, CA 92191-9048

(C) CEO: Ian N. Rose

(D) Business: Investment advisor registered in the United States of America

3. Number of shareholdings (number of voting rights) of shareholders under discussion here and percentage of total voting rights

	Number of shareholdings (number of voting rights)	Percentage of total voting rights (%)
Before change (as of Month March 15, 2007)	13,707,079 shares (274,141 votes)	9.68
After change	15,594,438 shares (311,888 votes)	11.01

Notes:
1. The above is based on and taken from a copy of the notification of change report issued by Brandes Investment Partners, L. P., and does not indicate that AIFUL has confirmed the actual number of shares held by this company. However, this company holds 10% or more of the voting rights, and thus can be regarded as one of the principal shareholders.

2. Number of shares without voting rights and excluded from the total number of shares issued and outstanding: 413,100 shares
Total number of shares issued and outstanding as of March 31, 2007: 142,035,000 shares

4. Date of change
May 9, 2007

5. Outlook
The change is not expected to have any effect on AIFUL's earnings.

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 4503-6100 (Investor Relations)

EXHIBIT 7

AIFUL Corporation
Press Release

July 20, 2007

**Amendments to Year-End Financial Statements (Consolidated)
for the Fiscal Year Ended March 31, 2007**

KYOTO — AIFUL Corporation has announced the following changes to the subject documents, which were released on May 9, 2007.

Amended figures are underlined.

Year-End Financial Statements (Consolidated) for the fiscal year ended March 31, 2007, page 31

Original

End of fiscal year under review
(As of March 31, 2007)

*9 Bad debts
The bad debts included in loans and claims in bankruptcy are shown below:

(In millions of yen)

	Unsecured loans	Other loans	Total
Claims in bankruptcy	6,057	36,913	42,970
Loans in arrears	100,173	80,645	180,819
Loans in arrears longer than 3 months	28,250	8,414	36,664
Loans with adjusted terms	50,469	4,653	55,122
Total	184,949	130,627	315,577

Amended

End of fiscal year under review
(As of March 31, 2007)

*9 Bad debts
The bad debts included in loans and claims in bankruptcy are shown below:

(In millions of yen)

	Unsecured loans	Other loans	Total
Claims in bankruptcy	6,094	36,913	43,008
Loans in arrears	100,173	80,645	180,819
Loans in arrears longer than 3 months	28,250	8,414	36,664
Loans with adjusted terms	62,900	4,653	67,553
Total	197,418	130,627	328,045

AIFUL Corporation
Headquarters: 381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President: Yoshitaka Fukuda
Stock code: 8515
Exchanges: TSE 1st Section; OSE 1st Section
Fiscal year: Ending March 31
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
Telephone: (03) 4503-6050 (Public Relations)
(03) 4503-6100 (Investor Relations)

EXHIBIT8

AIFUL Corporation
Press Release

August 6, 2007

AIFUL Announces a Change to the Basic Plan for Reorganization

KYOTO — The AIFUL Corporation and the AIFUL Group announced today that the board of directors have resolved to make a partial alteration to the Basic Plan for Reorganization, made public on January 20, 2007, as well as to transfer some of the loan receivables of the four consumer finance subsidiaries to LIFE Co., Ltd. The decision was made at a board meeting held today, and the change is outlined below.

1. **Substance and Objective of the Change to the Basic Plan**
   The plan was to gradually integrate AIFUL's four wholly owned consumer finance subsidiaries (Tryto Corporation, Wide Corporation, TCM Co., Ltd., and Passkey Co., Ltd.) into the company by March 2009, with the aim of optimizing the Group's management resources. However, the plan has been modified to revise its integration strategy to realize further rational management integration. This is because the business environment for the consumer finance industry has changed significantly.

   With regards to the strategy revision, AIFUL will give further consideration to a wide range of options after assessing the future business environment.

2. **Objective of Transfer of Some Loan Receivables to LIFE**
   The objective is to compensate for the reduced customers' convenience resulting from closure and amalgamation of outlets, which are being conducted as a part of Cost Structure Reform.

3. **Schedule for Transfer of Receivables**

November 2007 (Scheduled)	Conclusion of basic agreement for transfer of receivables
December 2007 (Scheduled)	Transfer of receivables

4. **Effect on Business Results**
   There are no changes to the forecasts for the consolidated business results for the current term.

	AIFUL Corporation
Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 3274-6100 (Investor Relations)

EXHIBIT9

AIFUL Corporation
Press Release

August 30, 2007

Acquisition of Shares in Secure Rent Guarantor Service Corporation

KYOTO — AIFUL Corporation (AIFUL) has announced that three AIFUL Group companies have decided to subscribe to the private placement capital increase to be conducted by Secure Rent Guarantor Service Corporation (SRGS), acquiring 61.5% of its issued shares.

1. Reason for Share Acquisition

AIFUL has been expanding its business lines that mainly include consumer finance operations as well as credit card operations, business loan operations, and guarantee operations for loan products sold by financial institutions with the aim of becoming a comprehensive financial corporate group in the retail segment in order to deliver financial services that meet the needs of even more customers.

AIFUL has now decided to draw on the Group's assets, expertise and systems to strengthen its ties with SRGS in order to make a full-scale entry into a new sector that combines rent guarantee and credit card operations, where business expansion is anticipated.

SRGS is engaged in guarantee operations for real estate rentals, and it is the business partner that is marketing the LIFE Anshin Plus rental guarantee product. (In 2003, LIFE Co., Ltd., [LIFE] invested in SRGS and has a 12.2% shareholding).

The AIFUL Group (AIFUL, LIFE, and New Frontier Partners Co., Ltd., [NFP]) will subscribe to the private placement capital increase to be conducted by SRGS, further strengthening the alliance with credit card operations with the aim of making a full-scale entry into rent guarantee operations by boosting product development and marketing in cooperation with the Group.

2. Outline of Subsidiary to be Transferred

(1) Company name: Secure Rent Guarantor Service Corporation
(2) Representative: Masaru Amesaka
(3) Address: 2-16-1 Shinbashi, Minato-ku, Tokyo
(4) Date of establishment: December 16, 2002
(5) Main business lines: Residential rent guarantees
(6) Settlement of accounts: September
(7) Number of employees: 22 (as of August 1, 2007)
(8) Main Offices: Head office, Osaka office
(9) Capital: 245 million yen
(10) Number of shares issued: 4,900

(11) Major shareholders and shareholding

LIFE Co., Ltd.	12.2%
Turnaround RE Co., Ltd.	12.2%
Masaru Amesaka	7.8%

(12) Financial Results Trends for Most Recent Fiscal Years

(Unit: Thousand yen)

	Fiscal Year ended September 2005	Fiscal Year ended September 2006
Sales	41,545	68,029
Operating income	-29,258	-87,267
Ordinary income	-28,704	-87,331
Net income	-30,486	-91,445
Total assets	32,317	90,193
Net assets	30,334	73,888

3. Method of Share Acquisition

Three companies, AIFUL, LIFE, and NFP, will invest in the next capital increase conducted by SRGS.

(1) Number of new shares to be issued: 7,300
(2) Issue price: 50,000 yen/share
(3) Portion of issue price not to be included in capital: 25,000 yen/share
(4) Date of capital increase: August 30, 2007
(5) Allotment method: Private placement capital increase
(6) AIFUL Group companies to be allotted shares and number of shares

Address: 381-1 Takasago-cho, Gojo-Agaru, Karasuma-dori, Shimogyo-ku, Kyoto, Kyoto Prefecture
Name: AIFUL Corporation
Number of shares: 5,500

Address: 1-3-20 Edanishi, Aoba-ku, Yokohama, Kanagawa Prefecture
Name: LIFE Co., Ltd.
Number of shares: 1,000

Address: 1-2-2 Yurakucho, Chiyoda-ku, Tokyo
Name: New Frontier Partners Co., Ltd.
Number of shares: 400

(7) Capital after capital increase: 427.5 million yen

4. Number of shares to be acquired, acquisition price, and shareholding before and after acquisition

(1) AIFUL Co., Ltd.

(a) Shareholding before transfer: 0 (Ownership ratio: 0%)
(0 voting rights)
(b) Number of shares to be acquired: 5,500 (Ownership ratio: 45.0%)
(Number of voting rights: 5,500)
(c) Acquisition price: 275 million yen
(d) Shareholding after transfer: 5,500 (Ownership ratio: 45.0%)
(Number of voting rights: 5,500)

(2) LIFE Co., Ltd.

(a) Shareholding before transfer: 600 (Ownership ratio: 12.2%)
(600 voting rights)
(b) Number of shares to be acquired: 1,000 (Ownership ratio: 8.2%)
(Number of voting rights: 1,000)
(c) Acquisition price: 50 million yen
(d) Shareholding after transfer: 1,600 (Ownership ratio: 13.1%)
(Number of voting rights: 1,600)

(3) New Frontier Partners Co., Ltd.

(a) Shareholding before transfer: 0 (Ownership ratio: 0%)
(0 voting rights)
(b) Number of shares to be acquired: 400 (Ownership ratio: 3.2%)
(Number of voting rights: 400)
(c) Acquisition price: 20 million yen
(d) Shareholding after transfer: 400 (Ownership ratio: 3.2%)
(Number of voting rights: 400)

5. Schedule

August 20, 2007 (planned) payment date

6. Future Outlook

The effect of the investment on financial results will be negligible.

	AIFUL Corporation
Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations)
	(03) 3274-6100 (Investor Relations)

EXHIBIT 10

AIFUL Corporation
Press Release

September 18, 2007

AIFUL Announces Organizational and Personnel Changes

KYOTO — AIFUL Corporation has announced that a meeting of its board of directors today approved the following organizational and personnel changes.

I. Organizational Change: Effective October 1, 2007 (Refer to Organization Chart Attached)

As part of its efforts to strengthen the auditing system at AIFUL and the AIFUL Group, AIFUL will eliminate the Group Audit Department within the Management Planning Division and establish instead a new Auditor's Office dedicated exclusively to supporting and performing tasks for the Board of Auditors.

II. Personnel Change (Effective as of October 1, 2007)

Name	New position	Former position
Yasuo Shiozawa	Executive Officer overseeing Corporate Management Department General Manager, Corporate Management Department (released from responsibilities overseeing the Group Audit Department, which is to be eliminated)	Executive Officer overseeing Corporate Management Department, and Group Audit Department General Manager, Corporate Management Department General Manager, Group Audit Department

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 4503-6100 (Investor Relations)

AIFUL Corporation Organization Chart (As of October 1, 2007)

- General Meeting of Shareholders
  - Board of Auditors
    - Auditor's Office
  - Board of Directors
    - Compliance Committee
      - Risk Management Committee
    - President
      - Management Planning Division
        - Management Planning Department
        - Group Audit Department
        - Corporate Management Department
      - Business Development Department
      - Guarantee Business Department
      - Marketing Department
      - Finance Division
        - Finance Department
      - Investor Relations Office
      - Public Relations Department
      - Coordination Department
      - Information Systems Division
        - Next Generation Systems Office
        - Information Systems Development Department
        - Information Systems Operating Department
      - General Affairs Department
      - Compliance Monitoring Department
      - Legal Department
      - Accounting Department
      - Personnel Division
        - Personnel Department
        - Training Department
      - Credit Assessment Department
      - Inspection Department
      - Loan Business Division
        - Loan Business Planning and Advertising Department
        - East Japan Contact Center
        - West Japan Contact Center
        - East Japan Loan Business Department
        - Kanto Loan Business Department
        - Tokyo Koshinetsu Loan Business Department
        - Chubu Loan Business Department
        - Kinki Loan Business Department
        - Chugoku-Shikoku Loan Business Department
        - Kyushu Loan Business Department
      - Credit Management Division
        - East Japan Counseling Center
        - West Japan Counseling Center
        - East Japan Loan Recovery Department
        - West Japan Loan Recovery Department
        - Secured Loan Management Department
        - Assistance Center

EXHIBIT 11

AIFUL Corporation
Press Release

September 21, 2007

AIFUL Issues New Update on Strengthening of Compliance Structure

KYOTO — AIFUL Corporation has issued a new update on its efforts to strengthen its compliance structure and revise its internal regulations, systems, organizations and employee education programs in efforts to prevent recurrence of any legal violations. The progress that AIFUL has made since the previous announcement on May 21, 2007 is summarized below. Underlined texts indicate the new initiatives and their current status.

1. Reform of Management Framework

In order to accelerate management decision-making and to strengthen the management functions of the board of directors, AIFUL has reduced the number of directors (changed from no more than 20 to no more than 11 in the articles of incorporation) and adopted an executive officer system with the aim of accelerating executive functions and clarifying authority and responsibility.

2. Assignment of Compliance Officers

In order to achieve even more exhaustive compliance by strengthening the self-rectification function of each department, a Compliance Officer has been assigned to all departments, and the Compliance Monitoring Department put in charge.

The Compliance Monitoring Department promptly implements the necessary measures after collecting and analyzing the monthly reports submitted by the Compliance Officers in order to ensure prompt resolution of problems.

3. Revision of Internal Regulations

AIFUL has made its internal rules even more rigorous, tightening up its regulations relating to loan and agreement practices and debt collection practices. Specific steps taken include:

- Changes to telephone calling regulations
- Review of credit assessment procedures
- Formulation of the Loans Code of Conduct to clarify prohibited practices when concluding loans and agreements
- Tightening of age limitations on loans
- Introduction of approval by Credit Assessment Department for flow of operations in reissue of credit cards

- Tightening of the screening criteria for home equity loans and small business loans
- Total abolition of letters of attorney for obtaining documents from government offices
- Tightening of the rules when providing product information to customers
- Tightening of rules on telephone calls and dispatch of debt collection documents.

4. System Construction

AIFUL has built the system described below, adhering to the customer-first principle.

<Omitted display of telephone number in work telephone number column>
In order to eliminate telephone calls placed accidentally to the workplaces of customers, work telephone numbers are no longer displayed on terminals for the management of debt collection.

<Recording progress of negotiations>
AIFUL has rebuilt its system for inputting the progress of negotiations with the aim of improving accuracy, such as by expanding the number of input characters.

5. Thorough Employee Guidance and Training

In addition to its focus on customers, AIFUL has been making even more exhaustive efforts in employee guidance and training, including those outlined below, in order to foster a corporate culture that values compliance even more.

<Strengthening of telephone service monitoring>
AIFUL has increased the frequency of telephone service monitoring, aiming to further improve the quality of its service via telephone. In the five months from April to August 2007, the company monitored a total of 46,909 calls involving 1,495 employees at its counseling centers and loan recovery departments, a total of 3,391 calls involving 344 employees at its toll-free customer service department, Heartful Center, and a total of 1,848 calls involving 317 employees at its customer center, which is responsible for ATM applications.

Moreover, the company has also carried out monitoring for a total of 4,362 calls involving 985 employees at all of its loan offices. Looking to the future, AIFUL will continue this monitoring with the objectives of raising the quality of customer service and ensuring exhaustive compliance.

<Held compliance training sessions at all branches>
From May 8 to 10, 2006, AIFUL ran training sessions for all employees to raise awareness about legal compliance. In addition, since July 2006, the company has designated the fifth business day of each month as a compliance day when all employees participate in training sessions with standardized content.

Apart from this, AIFUL ran a total of 445 study sessions, which were held by the managers of loan offices during the five-month period between April and August 2007, on such areas as compliance, legislation, and service.

<Introduced new qualification system to ensure complete penetration of a compliance mindset>
The company has made the acquisition of the Law and Regulations Manager Certification (in-house qualification), Compliance Officer Certification (external qualification), and the Personal Information Protection Officer Certification (external qualification) conditions for promotion to management positions. In addition, currently serving managers are required to obtain these qualifications.

In results to date, 672 employees passed the Personal Information Protection Officer Certification exam held on May 27, 2007, bringing the overall number of employees who have acquired certification to 2,184. The number of employees who have passed the Compliance Officer Certification exam stands at 1,680, unchanged since the previous report.

Moreover, the company implemented the Law and Regulations Manager Certification (in-house qualification), which mainly includes Japan's revised Money Lending Business Control and Regulation Law, data handling, and in-house regulations for all assistant branch managers (section chiefs), supervisors, and all loan office leaders and higher ranking positions in March 2007. As a result, 15 employees acquired the qualification this time, bringing the total number of employees who have acquired the qualification to 1,240.

<Introduced operations manager system>
AIFUL has introduced Operations Manager Certification (in-house qualification) for employees at all branches and call centers who have contact with customers through loan and debt collection services with the aim of ensuring they acquire the necessary legal knowledge and business expertise for each service conducted.

Examinations have been held for the Credit Product Handling Operations Certification, the Secured Product Handling Operations Certification, and the Counseling Operations Certification for loan office employees, and the Counseling Operations Certification and the Inbound Operations Certification for employees in specialist debt collection departments and counseling centers. One-hundred ninety employees newly acquired the qualification in this round, bringing the total number of employees who have acquired it to 5,894.

<Implementation of in-house counseling education>
AIFUL has launched counselor training for staff working in debt collection departments. The aim is to enable employees to go beyond mere debt collection duties to also give money management counseling and help resolve customer issues.

AIFUL's training department and an outside consulting company jointly formulated a training curriculum, and carried out training at the departments specializing in debt collection in East and West Japan. A total of 393 employees have completed training—111 in East Japan and 282 in West Japan. AIFUL is planning for all employees at the East and West Japan Counseling Centers to have completed training by March 2008.

In parallel with this, starting the end of August, AIFUL has been developing the curriculum content of counselor training for the East and West Japan Loan Recovery Departments, which it plans to roll out gradually next fiscal year.

<Revised AIFUL Group Handbook and provided new compliance tools>
In conjunction with the revision of the management philosophy and the formulation of regulations and general rules, the company has made a major revision to the AIFUL GROUP HANDBOOK, which it distributed to Group employees on August 31, 2006, and distributed the handbook again on August 20, 2007.

Moreover, with the aim of further increasing awareness of the management philosophy, compliance regulations and general personnel rules, the company is distributing a philosophy card that employees can carry for easy reference. The company has also distributed tabletop stands and philosophy stickers to increase opportunities for all employees to come into contact with the philosophy, compliance and behavior guidelines and general personnel rules. The company has also posted its statements and pledges on its website and increased recognition of these commitments outside the company.

6. Strengthening and Expansion of In-house Checking Structures

<Reviewed and strengthened Inspection Department structures>
AIFUL has revised all the inspection requirements for the Inspection Department by better aligning the items for inspection with the key categories of Financial Services Agency inspections since April 1, 2006. At the same time, the regular inspection cycle for all branches, which was previously 12 months, has been shortened to six months.

Moreover, since April 2007, AIFUL has conducted regular inspections that have been strengthened since last fiscal year and include checks from the perspective of the Money Lending Business Restriction Law and detection of irregularities, accounting, personal data management and unstaffed offices. As of August 2007, inspections at 189 sites out of 231 sites targeted have been completed.

<On-site checks of compliance implemented by Compliance Monitoring Department>
In June 2007, AIFUL established an on-site compliance section within the Compliance Monitoring Department with the aim of strengthening internal compliance management at all loan offices, contact centers, and the Credit Management Division.

The on-site compliance section conducts tasks including ascertaining compliance with laws and regulations, reviewing and assessing the on-site situation, provision of guidance

for immediately rectifying risk areas, and providing training and follow up for Compliance Officers.

<Monitoring and checking functions for branches>
The 476 staffed branches as of April 1, 2006 were reduced to 101 branches as of April 1, 2007 through closures and amalgamations. AIFUL has appointed a permanent branch manager and assistant branch manager to be the responsible parties at each of the 101 branches, strengthening the monitoring and checking functions for employees compared with the past.

Furthermore, in a new strategy, the company has assigned a Compliance Officer to all departments since May 2007 with the aim of correcting and improving inadequacies and strengthening the self-rectification function of each department.

The Compliance Officers conduct checks on loan ledgers, branch management, the handling of personal information, and security based on reports to check operations, and they provide reports to the Compliance Monitoring Department every month. Moreover, they carry out interviews with employees on such areas as whether abuse of workplace authority, sexual harassment and other labor-management problems are taking place based on a work environment check list, and they provide a report to the Compliance Monitoring Department every month.

7. Enhancement of Compliance Structures

<Compliance audit implemented by external organization>
AIFUL has concluded a legal consulting agreement with Nakajima Transactional Law Office (representative attorney: Shigeru Nakajima) for the period from July 2006 to the end of March 2007. Mr. Nakajima has an extensive track record in the fields of compliance and corporate crisis management, and AIFUL is receiving advice and support aimed at preventing any recurrence of the company's legal violations and establishing solid compliance structures.

In addition, AFIUL requested a consulting company to undertake an internal audit, which that company has now completed, identifying issues relating to a variety of areas such as organization and structures, human resources, and corporate culture.

AIFUL has decided to continue the consulting agreement with Nakajima Transactional Law Office until March 31, 2008 in order to further consolidate the compliance structure.

8. Revision of Personnel Evaluation System

<Elimination of excessively target-driven management system>
The company-wide target management system based on performance targets was eliminated at all loan offices and call centers as of April 2006.

<Added requirements for appointment to assistant branch manager and leader positions>
The company has added acquisition of the qualification for a Lending Operations Manager specified in the Money Lending Business Restriction Law to the requirements for appointment as assistant branch manager, supervisor and leader.

As of August 31, 2007, the number of employees who successfully completed the Loan Operations Manager training stood at 1,834.

9. Establishment of Other Internal Structures

<Complete centralization of debt recovery operations>
AIFUL completed the full centralization of all debt recovery operations with the aim of preventing problems and ensuring thorough compliance in April 2006.

<Implementation of compliance commendations>
The company has set up Inspection Commendations as a system to commend departments that have an outstanding track record on compliance, with the aim of facilitating the establishment of a corporate culture that prioritizes compliance with laws and regulations.

Looking to the future, AIFUL will continue to be united in efforts to establish a firm compliance structure, and will also continue to report on the status of progress of these revisions.

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 4503-6100 (Investor Relations)

EXHIBIT 12

(Brief Description in English)

Corporate Governance Report dated September 14, 2007

Under the Listing Rule and the Timely Disclosure Regulation of the Tokyo Stock Exchange, Inc. ("TSE"), AIFUL CORPORATION (the "Company") is required to file with TSE, a Corporate Governance Report. A Corporate Governance Report filed by the Company is made public by TSE under its applicable rules and regulations.

The information contained in the above-referenced Corporate Governance Report includes, *inter alia*, information concerning the corporate governance of the Company, such as the framework of its corporate governance, major shareholders, management, policies applicable to its stakeholders and the framework of its internal control system.

EXHIBIT 13

Written Confirmation Regarding
the Appropriateness and Accuracy of the Annual Securities Report

July 20, 2007

To: Mr. Taizo Nishimuro
President & CEO
Tokyo Stock Exchange, Inc.

Address of Main Office:	Kyoto
Company Name:	AIFUL CORPORATION [Seal]
	(Securities Code: 8515, 1st Section, Tokyo Stock Exchange)
Name (Signature) and Title of Representative:	(Signature of Mr. Yoshitaka Fukuda)
	President and Chief Executive Officer
	[Seal]

I, Yoshitaka Fukuda, President and Chief Executive Officer of AIFUL CORPORATION (the "Company"), acknowledge that, as of the filing of the Annual Securities Report for the 30th business year (from April 1, 2006 to March 31, 2007) of the Company, there is no false statement in the relevant Annual Securities Report.

The reason for such acknowledgement is as follows:

I have confirmed that the following internal system and procedures of the Company regarding the statement included in, and the preparation of, the Annual Securities Report is operating properly.

1. A meeting of the Board of Directors is held once a week and the matters stipulated in the laws and regulations and the important matters regarding the management are determined, and the status of execution of business is supervised and the financial condition and the results of operations are reported.

2. The system that the Inspection Department, an internal audit department, audits the status of performance of business of each of the departments and divisions and the affiliated companies and reports to the President and Directors, etc. about the result of audit from time to time has been established and is operating.

3. The system that the Accounting Department, as the main controlling department for the preparation of the Annual Securities Report, prepares the Annual Securities Report based on the information provided by each of the related departments and divisions and the affiliated companies and each of the related departments and divisions and the affiliated companies reconfirm the information described in the Annual Securities Report has been established, and the result of reconfirmation is reported properly.

4. The Annual Securities Report is reported to the Board of Directors and it is confirmed that the statement included therein is appropriate and accurate.

5. The Board of Statutory Auditors confirms that the internal business procedures of the Company are made properly.

- End of Document -

Written Confirmation Regarding
the Appropriateness and Accuracy of the Annual Securities Report

July 20, 2007

To: Mr. Michio Yoneda
President & CEO
Osaka Securities Exchange Co., Ltd.

Address of Main Office:	Kyoto
Company Name:	AIFUL CORPORATION [Seal]
	(Securities Code: 8515, 1st Section, Osaka Securities Exchange)
Name (Signature) and Title of Representative:	(Signature of Mr. Yoshitaka Fukuda)
	President and Chief Executive Officer
	[Seal]

I, Yoshitaka Fukuda, President and Chief Executive Officer of AIFUL CORPORATION (the "Company"), acknowledge that, as of the filing of the Annual Securities Report for the 30th business year (from April 1, 2006 to March 31, 2007) of the Company, there is no false statement in the relevant Annual Securities Report.

The reason for such acknowledgement is as follows:

I have confirmed that the following internal system and procedures of the Company regarding the statement included in, and the preparation of, the Annual Securities Report is operating properly.

1. A meeting of the Board of Directors is held once a week and the matters stipulated in the laws and regulations and the important matters regarding the management are determined, and the status of execution of business is supervised and the financial condition and the results of operations are reported.

2. The system that the Inspection Department, an internal audit department, audits the status of performance of business of each of the departments and divisions and the affiliated companies and reports to the President and Directors, etc. about the result of audit from time to time has been established and is operating.

3. The system that the Accounting Department, as the main controlling department for the preparation of the Annual Securities Report, prepares the Annual Securities Report based on the information provided by each of the related departments and divisions and the affiliated companies and each of the related departments and divisions and the affiliated companies reconfirm the information described in the Annual Securities Report has been established, and the result of reconfirmation is reported properly.

4. The Annual Securities Report is reported to the Board of Directors and it is confirmed that the statement included therein is appropriate and accurate.

5. The Board of Statutory Auditors confirms that the internal business procedures of the Company are made properly.

- End of Document -

END